UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

NETRATINGS, INC.

(Name of the Issuer)

NETRATINGS, INC.
VALCON ACQUISITION HOLDING (LUXEMBOURG) S.A.R.L.
THE NIELSEN COMPANY B.V.
NIELSEN MEDIA RESEARCH, INC.
ACNIELSEN CORPORATION
NTRT ACQUISITION SUB, INC.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64116M-10-8

(CUSIP Number of Class of Securities)

Alan Shapiro NetRatings, Inc. 120 West 45th Street New York, NY 10036 (212) 703-5900	James Cuminale The Nielsen Company B.V. 770 Broadway New York, NY 10003 (646) 654-5000

(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Kenneth L. Henderson, Esq. Bryan Cave LLP 1290 Avenue of the Americas New York, NY 10104 (212) 541-2000	E. Michael Greaney, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000	John G. Finley, Esq. Peter S. Malloy, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

This statement is filed in connection with (check the appropriate box):

☒          a.               The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐            b.              The filing of a registration statement under the Securities Act of 1933.

☐            c.               A tender offer.

☐            d.              None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:	☒
Check the following box if the filing is a final amendment reporting the results of the transaction:	☐

Calculation of Filing Fee

Transaction valuation:*	$328,522,049	Amount of filing fee:*	$10,085.63

*                 As of February 14, 2007, there were (i) 14,551,407 shares of common stock, par value $0.001 per share, of NetRatings, Inc. (“Common Stock”) outstanding that are owned by stockholders other than Nielsen Media Research, Inc. and any other direct or indirect subsidiary of The Nielsen Company B.V. and (ii) options to purchase 2,172,586 shares of Common Stock with an exercise price of less than $21.00 per share. The filing fee was determined by adding the (x) the product of (i) the number of shares of Common Stock that are proposed to be acquired in the merger and (ii) the merger consideration of $21.00 per share, plus (y) $22,942,508, which is the product of options to purchase 2,172,586 shares of Common Stock with exercise prices less than $21.00 and approximately $10.44 (which is the difference between $21.00 and the weighted average exercise price per share) ((x) and (y) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by $0.0000307.

☒          Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,085.63
Form or Registration No.:	Schedule 14A
Filing Party:	NetRatings, Inc.
Date Filed:	February 28, 2007

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by NetRatings, Inc., a Delaware corporation (“NetRatings”) and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, Valcon Acquisition Holding (Luxembourg) S.a.r.l., the ultimate parent company of The Nielsen Company B.V., The Nielsen Company B.V., the indirect owner of 100% of the voting stock of Nielsen Media Research, Inc., ACNielsen Corporation and NTRT Acquisition Sub, Inc., Nielsen Media Research, Inc., the majority stockholder of NetRatings and a wholly-owned indirect subsidiary of The Nielsen Company B.V., ACNielsen Corporation, a stockholder of NetRatings and a wholly-owned indirect subsidiary of The Nielsen Company B.V., and NTRT Acquisition Sub, Inc., a newly-formed Delaware corporation and a wholly-owned subsidiary of Nielsen Media Research, Inc., in connection with the proposed merger of NTRT Acquisition Sub, Inc. with and into NetRatings (the “Merger”), with NetRatings as the surviving corporation. As a result of the Merger: (i) NetRatings will become an indirect wholly-owned subsidiary of The Nielsen Company B.V. and (ii) each issued and outstanding share of Common Stock (other than shares held by Nielsen Media Research, Inc. and any other direct or indirect subsidiary of The Nielsen Company B.V. and any stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive $21.00 in cash, without interest.

Concurrently with the filing of this Schedule l3E-3, NetRatings is filing a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the NetRatings board of directors is soliciting proxies from stockholders of NetRatings in connection with the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

The information contained in this Schedule 13E-3 and/or Proxy Statement concerning NetRatings was supplied by NetRatings and none of Valcon Acquisition Holding (Luxembourg) S.a.r.l., The Nielsen Company B.V., Nielsen Media Research, Inc., ACNielsen Corporation or NTRT Acquisition Sub, Inc. takes responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning Valcon Acquisition Holding (Luxembourg) S.a.r.l., The Nielsen Company B.V., Nielsen Media Research, Inc., ACNielsen Corporation and/or NTRT Acquisition Sub, Inc. was supplied by The Nielsen Company B.V. and NetRatings takes no responsibility for the accuracy of such information.

Item 1.  Summary Term Sheet

Regulation M-A Item 1001.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

Item 2.  Subject Company Information

Regulation M-A Item 1002.

(a)            Name and Address.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“The Parties to the Merger”

(b)           Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting”

“The Special Meeting—Shares Outstanding and Entitled to Vote; Record Date”

(c)            Trading Market and Price.  The information set forth in the Proxy Statement under the caption “Market Price for Common Stock and Dividend Information” is incorporated herein by reference.

(d)           Dividends.  The information set forth in the Proxy Statement under the caption “Market Price for Common Stock and Dividend Information” is incorporated herein by reference.

(e)            Prior Public Offerings.  None.

(f)              Prior Stock Purchases.  The information set forth in the Proxy Statement under the caption “Transactions in NetRatings Common Stock by Certain Persons” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person(s)

Regulation M-A Item 1003(a) through (c).

(a)            Name and Address.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“The Parties to the Merger”

“Beneficial Ownership of Capital Stock by Certain Beneficial Owners and Management”

“Information Regarding the Transaction Participants”

(b)           Business and Background of Entities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“The Parties to the Merger”

“Information Regarding the Transaction Participants”

(c)            Business and Background of Natural Persons.  The information set forth in the Proxy Statement under the caption “Information Regarding the Transaction Participants” is incorporated herein by reference.

Item 4.  Terms of the Transaction

Regulation M-A Item 1004(a) and (c) through (f).

(a)            Material Terms.

(1)                             Not applicable.

(2)(i)                  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

(2)(ii)               The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—Effect of the Merger on NetRatings Stock”

“The Merger Agreement—Effects of the Merger on NetRatings Stock Awards, Stock-based Awards and Stock Plans”

(2)(iii)            The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Opinion of Lehman Brothers Inc.”

“Special Factors—Purpose and Reasons for the Merger”

“Special Factors—The Position of the Nielsen Parties as to the Fairness of the Merger”

“Special Factors—Plans for NetRatings After the Merger”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

(2)(iv)           The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“The Special Meeting—Votes Required”

(2)(v)              The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

(2)(vi)           The information set forth in the Proxy Statement under the caption “Special Factors—Accounting Treatment” is incorporated herein by reference.

(2)(vii)        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c)            Different Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

(d)           Appraisal Rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Appraisal Rights”

Annex C—Section 262 of the General Corporation Law of the State of Delaware”

(e)            Provisions for Unaffiliated Security Holders.  The information set forth in the Proxy Statement under the caption “Provisions for Unaffiliated Stockholders” is incorporated herein by reference.

(f)              Eligibility for Listing or Trading.  Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005(a) through (c) and (e).

(a)             Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

“Special Factors—Transactions and Relationships Between NetRatings and Nielsen”

(b)-(c)   Significant Corporate Events; Negotiations or Contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Purpose and Reasons for the Merger”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

(e)             Agreements Involving the Subject Company’s Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Purpose and Reasons for the Merger”

“Special Factors—Plans for NetRatings After the Merger”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

Item 6.  Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006(b) and (c)(1) through (8).

(b)            Use of Securities Acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Purpose and Reasons for the Merger”

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on NetRatings Stock”

“The Merger Agreement—Effects of the Merger on NetRatings Stock Awards, Stock-based Awards and Stock Plans”

(c)(1)-(8)  Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Purpose and Reasons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for NetRatings After the Merger”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

“Market Price for Common Stock and Dividend Information”

Item 7.  Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013.

(a)            Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Plans for NetRatings After the Merger”

“Special Factors—Purpose and Reasons for the Merger”

(b)           Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Plans for NetRatings After the Merger”

“Special Factors—Purpose and Reasons for the Merger”

(c)            Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Opinion of Lehman Brothers Inc.”

“Special Factors—Plans for NetRatings After the Merger”

“Special Factors—The Position of the Nielsen Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons for the Merger”

“The Merger Agreement”

(d)           Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Plans for NetRatings After the Merger”

“Special Factors—Purpose and Reasons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for NetRatings After the Merger”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—Effect of the Merger on NetRatings Stock”

“The Merger Agreement—Effects of the Merger on NetRatings Stock Awards, Stock-based Awards and Stock Plans”

Item 8.  Fairness of the Transaction

Regulation M-A Item 1014.

(a)-(b)  Fairness; Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Opinion of Lehman Brothers Inc.”

“Special Factors—Report of CRA International, Inc.”

“Special Factors—Purpose and Reasons for the Merger”

“Special Factors—The Position of the Nielsen Parties as to the Fairness of the Merger”

“Special Factors—Financial Analysis of J.P. Morgan Securities Inc.”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

Annex B—Opinion of Lehman Brothers Inc.

The presentation materials presented by Lehman Brothers Inc. to the NetRatings special committee on November 29, 2006 and February 4, 2007 are set forth as Exhibits (c)(2) and (c)(3) hereto and are incorporated by reference. The presentation materials presented by J.P. Morgan Securities Inc. to the Executive Committee of the Supervisory Board of The Nielsen Company B.V. on February 4, 2007 are set forth as Exhibit (c)(4) hereto and are incorporated by reference.

(c)             Approval of Security Holders.  The transaction is not structured so that approval of at least a majority of unaffiliated stockholders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“The Special Meeting”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

(d)           Unaffiliated Representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Opinion of Lehman Brothers Inc.”

Annex B—Opinion of Lehman Brothers Inc.

(e)            Approval of Directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Opinion of Lehman Brothers Inc.”

(f)              Other Offers.  Not applicable.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015.

(a)-(c)   Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Opinion of Lehman Brothers Inc.”

“Special Factors—Report of CRA International, Inc.”

“Special Factors—Financial Analysis of J.P. Morgan Securities Inc.”

“Where You Can Find More Information”

Annex B—Opinion of Lehman Brothers Inc.

The presentation materials presented by Lehman Brothers Inc. to the NetRatings special committee on November 29, 2006 and February 4, 2007 are set forth as Exhibit (c)(2) and (c)(3) hereto and are incorporated by reference. The presentation materials presented by J.P. Morgan Securities Inc. to the Executive Committee of the the Supervisory Board of The Nielsen Company B.V. on February 4, 2007 are set forth as Exhibit (c)(4) hereto and are incorporated by reference.

Item 10.  Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007.

(a)-(b)   Source of Funds; Conditions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing the Merger”

“The Merger Agreement—Fees and Expenses”

(c)           Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing the Merger”

“The Merger Agreement—Fees and Expenses”

The following is an estimate of approximate total amount of fees and expenses to be incurred in connection with merger:

Description	Amount*
Financial advisory, legal, accounting and tax fees and expenses	$
SEC filing fees
Printing, proxy solicitation and mailing costs
Miscellaneous expenses

Total	$

* To be provided by amendment.

(d)           Borrowed Funds.  Not applicable.

Item 11.  Interest in Securities of the Subject Company

Regulation M-A Item 1008.

(a)            Securities Ownership.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

“The Merger Agreement—Effect of the Merger on NetRatings Stock”

“The Merger Agreement—Effects of the Merger on NetRatings Stock Awards, Stock-based Awards and Stock Plans”

“Beneficial Ownership of Capital Stock By Certain Beneficial Owners and Management”

(b)           Securities Transactions.  The information set forth in the Proxy Statement under the caption “Transactions in NetRatings Common Stock By Certain Persons” is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation

Regulation M-A Item 1012(d) and (e).

(d)            Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“The Special Meeting—Votes Required”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

(e)             Recommendations of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Opinion of Lehman Brothers Inc.”

“Special Factors—Purpose and Reasons for the Merger”

Item 13.  Financial Information

Regulation M-A Item 1010.

(a)            Financial Statements.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Selected Consolidated Historical Financial Data of NetRatings”

“Special Factors—Financial Forecasts of NetRatings”

“Where You Can Find More Information”

The audited financial statements set forth in the Annual Report on Form 10-K of NetRatings for the year ended December 31, 2005 and the unaudited financial statements set forth in the Quarterly Reports on From 10-Q of NetRatings for the quarterly periods ended March 31, 2006, June 30, 2006 and September 30, 2006 are incorporated herein by reference.

(b)           Pro Forma Information.  Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009.

(a)            Solicitations or Recommendations.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“The Special Meeting—Solicitation of Proxies”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Opinion of Lehman Brothers Inc.”

“Special Factors—Report of CRA International, Inc.”

“Special Factors—Financial Analysis of J.P. Morgan Securities Inc.”

“Special Factors—Compensation of the Special Committee”

“Special Factors—Financing the Merger”

“The Merger Agreement—Fees and Expenses”

(b)           Employees and Corporate Assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“The Special Meeting—Solicitation of Proxies”

“Special Factors—Recommendations of the Special Committee and Our Board of Directors”

“Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“Special Factors—Reasons for Our Board of Directors’ Determination; Fairness of the Merger”

“Special Factors—Opinion of Lehman Brothers Inc.”

“Special Factors—Report of CRA International, Inc.”

“Special Factors—Financial Analysis of J.P. Morgan Securities Inc.”

“Special Factors—Interests of Directors and Executive Officers of NetRatings in the Merger”

“Special Factors—Compensation of the Special Committee”

“Special Factors—Financing the Merger”

“The Merger Agreement—Fees and Expenses”

Item 15.  Additional Information

Regulation M-A Item 1011(b).

(b)            Other Material Information.  The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.  Exhibits

Regulation M-A Item 1016(a) though (d), (f) and (g).

(a)(1)                    Preliminary Proxy Statement of NetRatings, Inc. (incorporated by reference to the Schedule 14A filed by NetRatings, Inc. on February 28, 2007) (the “Proxy Statement”).

(a)(2)                    Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)                    Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4)                    Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5)                    Press Release dated February 5, 2007 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by NetRatings, Inc. on February 6, 2007).

(a)(6)                    Communication sent via email on February 5, 2007 to employees of NetRatings, Inc. from Susan Hickey on behalf of William R. Pulver, the Chief Executive Officer and President of NetRatings, Inc. (incorporated herein by reference to the Schedule 14A filed by NetRatings, Inc. on February 12, 2007).

(b)                                 None.

(c)(1)                    Opinion of Lehman Brothers Inc. dated February 5, 2007 (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)                    Financial analysis presentation materials, dated November 29, 2006, prepared by Lehman Brothers Inc. for the Special Committee of the NetRatings Board of Directors.

(c)(3)                    Financial analysis presentation materials, dated February 4, 2007, prepared by Lehman Brothers Inc. for the Special Committee of the NetRatings Board of Directors.

(c)(4)                    Financial analysis presentation materials, dated February 4, 2007, prepared by J.P. Morgan Securities Inc. for the Executive Committee of the Supervisory Board of The Nielsen Company B.V.

(d)                                 Agreement and Plan of Merger, dated as of February 5, 2007, among Nielsen Media Research, Inc., NTRT Acquisition Sub, Inc. and NetRatings, Inc. (incorporated herein by reference to Annex A to the Proxy Statement).

(f)                                    Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C to the Proxy Statement).

(g)                                 None.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 28, 2007

NETRATINGS, INC.

By:	/s/ Alan Shapiro
	Name:	Alan Shapiro
	Title:	Senior Vice President & General Counsel

VALCON ACQUISITION HOLDING (LUXEMBOURG) S.A.R.L.

By:	/s/ Wolfgang Zettel
	Name:	Wolfgang Zettel
	Title:	Manager Class A

By:	/s/ Patrick Healy
	Name:	Patrick Healy
	Title:	Manager Class B

THE NIELSEN COMPANY B.V.

By:	/s/ James Cuminale
	Name:	James Cuminale
	Title:	Chief Legal Officer

NIELSEN MEDIA RESEARCH, INC.

By:	/s/ Susan Whiting_
	Name:	Susan Whiting
	Title:	President and Chief Executive Officer

ACNIELSEN CORPORATION

By:	/s/ Michael Elias
	Name:	Michael Elias
	Title:	Vice President

NTRT ACQUISITION SUB, INC.

By:	/s/ Susan Whiting
	Name:	Susan Whiting
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Preliminary Proxy Statement of NetRatings, Inc. (incorporated by reference to the Schedule 14A filed by NetRatings, Inc. on February 28, 2007) (the “Proxy Statement”).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Press Release dated February 5, 2007 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by NetRatings, Inc. on February 6, 2007).

(a)(6)

Communication sent via email on February 5, 2007 to employees of NetRatings, Inc. from Susan Hickey on behalf of William R. Pulver, the Chief Executive Officer and President of NetRatings, Inc. (incorporated herein by reference to the Schedule 14A filed by NetRatings, Inc. on February 12, 2007).

(b)	None.

(c)(1)	Opinion of Lehman Brothers Inc. dated February 5, 2007 (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)	Financial analysis presentation materials, dated November 29, 2006, prepared by Lehman Brothers Inc. for the Special Committee of the NetRatings Board of Directors.

(c)(3)	Financial analysis presentation materials, dated February 4, 2007, prepared by Lehman Brothers Inc. for the Special Committee of the NetRatings Board of Directors.

(c)(4)	Financial analysis presentation materials, dated February 4, 2007, prepared by J.P. Morgan Securities Inc. for the Executive Committee of the Supervisory Board of The Nielsen Company B.V.

(d)

Agreement and Plan of Merger, dated as of February 5, 2007, among Nielsen Media Research, Inc., NTRT Acquisition Sub, Inc. and NetRatings, Inc. (incorporated herein by reference to Annex A to the Proxy Statement).

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C to the Proxy Statement).

(g)	None.

Exhibit 99(c)(2)

Neptune Special Committee Discussion Materials November 29, 2006 Confidential Presentation to:

Agenda Executive Summary Due Diligence Summary / Review of the Management Plan Valuation Considerations Tactics and Next Steps 1

Executive Summary

Executive Summary Executive Summary Lehman Brothers has conducted extensive due diligence and is prepared to present to the Special Committee its preliminary observations on valuation and tactics for responding to Venus’s offer Through this meeting and an interactive discussion with the Special Committee, we expect to assist the Special Committee in evaluating the Venus offer and formulating the appropriate response to Venus Our discussion will address the following topics: Summary of due diligence process Review of the Management Plan and relevant assets Valuation of Neptune Appropriate responses to Venus 2

Due Diligence Summary / Review of the Management Plan

Public company costs Potential cost redundancy with Venus Existing Venus relationship and non-compete Strategic rationale for Venus Ownership structure, governance and historical performance 5-year projections and assumptions Potential future JV’s Current balances by region Expiration of NOLs and existing limitations on usage Value to Neptune and Venus With assistance from CRA International, reviewed: Overview of patents and IP Current enforcement program and future enforcement strategy Projected cash flows from enforcement Work on patents is on-going and incomplete at this time Strategic plan by product by region Historical operating performance by product by region Redundancy, capacity and current / projected infrastructure Management Plan / 5-year projections Business / Product Review Patents NOLs Synergies / Venus Relationship JV’s Due Diligence Process Lehman Brothers conducted over 20 meetings and calls with Neptune management and 3rd party advisors Due Diligence Summary / Review of the Management Plan 3

Initial Due Diligence Findings

Due Diligence Summary / Review of the Management Plan

Business / Product Review	◆ Management Plan revenue projections assume higher growth rates across all products and geographies in each year when compared to the 2006 Strategic Plan (June 2006) ◆ Growth supported by: – Launch of Phoenix offering in Europe (2007) and in the U.S. (2008) – Success of MegaPanel including the Digital Audio Video component – Launch of AdRelevance and SiteCensus in China and other Asian markets – Gradual improvement in Europe with new management team
Patents	◆ Patent enforcement program centered around 7 patents (6 owned by Neptune, 1 jointly owned with Venus) ◆ All royalties and legal expenses shared 50/50 with Venus ◆ Enforcement program targets 4 industry segments: Web Analytics, Advertising Intelligence, Ad Serving and Large Cap Internet companies ◆ Neptune's management projections assume a total of $200 million of gross royalty payments received prior to expiration in 2015-2017 – Legal expenses include ~25% of all future royalty payments and other miscellaneous costs ◆ CRA focused on examining Management estimates and determining whether they are reasonable / appropriate
NOLs	◆ Approximately $90 million of U.S. NOLs as of 12/31/05. Management estimates $82 million as of year end 2006 – $70 million operating plus $20 million options and restricted stock plus $1.1 million R&D credits ◆ No 382 limitations for Venus given >50% ownership for more than 5 years ◆ Additional estimated $32 million of Australian NOLs as of 12/31/06
Joint Ventures	◆ Japan / France JV's continue to perform well ◆ Challenges remain in Brazil but the JV is not material and not included in the Management Plan ◆ China JV not included in the Management Plan, but presents upside potential if and when finalized

LEHMAN BROTHERS

4

Finalization of CRA International’s analysis of Management’s estimates of patent royalty cash flows Neptune is becoming increasingly important to Venus as Internet usage continues to grow and advertisers/media companies are demanding holistic rating solutions Increase in Internet TV offerings and usage will continue to capture audience share from traditional TV viewership Management believes that the non-compete prevents Venus from tracking or measuring audience, advertising and viewing activities on the Internet outside of the U.S. and Canada Agreement terminates if ownership in Neptune is less than 5% Management believes that significant additional cost and time is necessary to build competing products Elimination of public company and other expenses and access to Neptune’s cash provide additional value to Venus Initial Due Diligence Findings (cont’d) Synergies / Venus Relationship Key Open Items Due Diligence Summary / Review of the Management Plan 5

Neptune Management Plan (excl. Patents) Strategic Plan (June 2006) vs. Management Plan (Nov. 2006) Consolidated Revenue Consolidated EBITDA (1) Stronger revenue growth driven by: Positive Q2 and Q3 results Launch of Phoenix in Europe in 2007 and the U.S. in 2008 Regain Yahoo! and AOL as NetView customers in U.S. Significant growth in U.S. MegaPanel DAV is a key driver AdRelevance and Site Census offerings in China Commentary Neptune’s syndicated business model drives high conversion of incremental revenue to EBITDA Phoenix environment decreases RDD panel costs by ~50% Growth in sales and marketing expenses of ~9%/year to support custom analytics revenues (versus 10%/year in Strategic Plan) Data Center cost growth of 12%/year to support growth in customer usage (versus 5% in Strategic Plan) Increasing bandwidth requirements offset by declining bandwidth and hardware prices Commentary Due Diligence Summary / Review of the Management Plan $(0) ___________________________ Consolidated EBITDA does not deduct minority interest expense. Strategic Plan adjusted using minority interest assumptions from the Management Plan. CAGR’s for the Strategic Plan and Management Plan are from 2006-2009 and 2006-2011, respectively. 6 $2 $7 $15 $23 $6 $9 $23 $36 $48 $59 $0 $15 $30 $45 $60 2005A 2006 2007 2008 2009 2010 2011 ($ in millions) Strategic Plan (June '06) Management Plan (Nov. '06) $147 $166 $116 $101 $86 $73 $127 $107 $87 $74 $68 $0 $35 $70 $105 $140 $175 2005A 2006 2007 2008 2009 2010 2011 ($ in millions) Strategic Plan (June‘06) Management Plan (Nov.‘06) CAGR (2) 116% (06-09) 55% (06-11) CAGR (2) 17% (06-09) 18% (06-11)

Neptune Management Plan (excl. Patents) 2006E - $74 Million 2011E - $166 Million 2006E 2011E ___________________________ Note: NetView includes NetView, Phoenix, Web RF and Custom Analytics. Based on Management Plan. 18% CAGR Due Diligence Summary / Review of the Management Plan Revenue By Product Revenue By Geography Revenue growth driven by MegaPanel and increased importance of APLA region 7 NetView 49% SiteCensus 22% MegaPanel 2% @Plan 13% AdRelevance 14% NetView 37% AdRelevance 17% MegaPanel 13% @Plan 10% SiteCensus 23% U.S. 48% EMEA 29% APLA 23% U.S. 48% EMEA 24% APLA 28%

Neptune Management Plan – By Product Strategic Plan (June 2006) vs. Management Plan (Nov. 2006) NetView Revenue (1) SiteCensus Revenue Revenue declines in 2006 and 2007 due to loss of Yahoo! and AOL in U.S. Return in 2008 with launch of U.S. Phoenix product Both have indicated interest in Phoenix and are already Phoenix clients in Europe Launch of Phoenix in UK, Germany, Italy and Spain in 2007 Projected renewal rates of 90%-95% are in-line with historical trends Minimal growth in custom analytics as business transitions to MegaPanel in Phoenix environment Commentary 90+% of revenues from outside U.S. currently Highly competitive market in U.S. Strong presence in Australia/New Zealand High penetration provides ability to offer market and advertising intelligence products without panel Growth in China accelerated by new JV Future growth driven by measurement of streaming media Commentary Due Diligence Summary / Review of the Management Plan ___________________________ Includes NetView, Phoenix, Custom Analytics and WebRF. CAGR’s for the Strategic Plan and Management Plan are from 2006-2009 and 2006-2011, respectively. 8 $20 $23 $26 $29 $34 $39 $17 $24 $19 $16 $11 $0 $15 $30 $45 $60 2005A 2006 2007 2008 2009 2010 2011 ($ in millions) Strategic Plan (June‘06) Management Plan (Nov.‘06) $44 $47 $53 $59 $40 $36 $33 $41 $35 $36 $37 $0 $15 $30 $45 $60 2005A 2006 2007 2008 2009 2010 2011 ($ in millions) Strategic Plan (June‘06) Management Plan (Nov.‘06) CAGR (2) 14% (06-09) 19% (06-11) CAGR (2) 10% (06-09) 11% (06-11)

Neptune Management Plan – By Product Strategic Plan (June 2006) vs. Management Plan (Nov. 2006) AdRelevance Revenue @Plan Revenue Recently launched in Australia (Q1), China (Q4) and Japan (Q4) Launches planned for New Zealand, Hong Kong and Singapore in 2007 Growth driven by increasing global Internet advertising expenditures Key measurement service allows advertisers and content providers to track amount and type of spending (banner, rich media, etc.) Commentary Provides in-depth audience demographic data through extensive survey of lifestyle questions conducted quarterly Offered in U.S. only Strong demand from advertising agencies RDD recruitment of panelists Supplements recruitment of NetView panelists to reduce recruitment costs Commentary Due Diligence Summary / Review of the Management Plan ___________________________ CAGR’s for the Strategic Plan and Management Plan are from 2006-2009 and 2006-2011, respectively. 9 $23 $26 $21 $17 $14 $11 $21 $18 $14 $11 $8 $0 $10 $20 $30 2005A 2006 2007 2008 2009 2010 2011 ($ in millions) Strategic Plan (June‘06) Management Plan (Nov.‘06) $10 $10 $12 $13 $10 $12 $14 $15 $17 $19 $8 $0 $10 $20 $30 2005A 2006 2007 2008 2009 2010 2011 ($ in millions) Strategic Plan (June '06) Management Plan (Nov. '06) CAGR (1) 10% (06-09) 14% (06-11) CAGR (1) 26% (06-09) 21% (06-11)

Neptune Management Plan – By Product Strategic Plan (June 2006) vs. Management Plan (Nov. 2006) Due Diligence Summary / Review of the Management Plan MegaPanel Revenue Larger panel provides ability to track greater depth of data Less statistically sound but greater volume / depth of data tracking transactions in addition to audience Repositioned sales force in 2006 with vertical approach to understand unique data needs of each industry Financial, search, retail/travel, local and entertainment verticals New product launches driving future growth Digital Audio Video offering in 2007 Measurement of Internet video expected to generate $9 million of contract value by 2011 Phoenix offering in 2008 More accurate data with “integration” of RDD panel/weighting Commentary ___________________________ CAGR’s for the Strategic Plan and Management Plan are from 2006-2009 and 2006-2011, respectively. 10 $2 $6 $9 $12 $1 $2 $6 $10 $14 $17 $21 $0 $5 $10 $15 $20 $25 2005A 2006 2007 2008 2009 2010 2011 ($ in millions) Strategic Plan (June '06) Management Plan (Nov. '06) CAGR (1) 92% (06-09) 65% (06-11)

Comparison of Wall Street Estimates and Management Plan (excl. Patents) Neptune Revenues Neptune EBITDA (1) ($ in millions) ($ in millions)  ___________________________ Minority Interest added back to both the Management Plan and Wall Street average. Wall Street estimates adjusted to exclude $6.6 mm in 2006 and $2 mm in 2007 attributable to patent revenue for comparative purposes (EBITDA of $4.2 mm in 2006 and $1.3 mm in 2007) based on management guidance. Due Diligence Summary / Review of the Management Plan % Differential (Mgmt Plan vs. Wall Street) (0%) (1%) 7% 15% 20% (7%) (34%) 5% 29% 41% Management Plan (Nov. ’06) Wall Street Average (2)% Differential (Mgmt Plan vs. Wall Street) 11 $6 $9 $23 $36 $48 $7 $14 $22 $28 $34 $0 $10 $20 $30 $40 $50 $60 2006E 2007E 2008E 2009E 2010E $74 $87 $107 $127 $147 $74 $87 $100 $111 $122 $0 $40 $80 $120 $160 2006E 2007E 2008E 2009E 2010E

Neptune Budget and Strategic Plan Versus Actual Performance

Due Diligence Summary / Review of the Management Plan

Revenue

($ in millions)

Revenue	2004	2005	2006	2007	2008	2009
2004 Budget	$60.9					
2004 Strategic Plan	57.3	71.7	84.7	102.6		
2005 Budget		70.9				
2005 Strategic Plan		70.9	83.3	94.4	109.4	
2006 Budget			77.1			
2006 Strategic Plan			72.5	85.5	100.6	115.7
Management Base Case (Nov. '06)			74.2	86.5	106.5	127.0
Actual / Recent Estimates [1]	**$59.3**	**$68.0**	**$76.6**			
% Overperformance / (Underperformance)	***3.6%***	***(4.1%)***	***3.2%***			
Initial vs. Latest Estimate / Actual [1]	*(2.6%)*	*(5.1%)*	*(9.6%)*	*(15.7%)*	*(2.7%)*	*9.7%*

EBITDA

EBITDA	2004	2005	2006	2007	2008	2009
2004 Budget	($6.5)					
2004 Strategic Plan						
2005 Budget		(2.6)				
2005 Strategic Plan		(3.0)	4.7	10.5	16.5	
2006 Budget			3.9			
2006 Strategic Plan			2.3	7.1	14.8	23.0
Management Base Case (Nov. '06)			6.5	9.3	22.7	35.9
Actual / Recent Estimates [1]	**($8.5)**	**($1.2)**	**$6.2**			
% Overperformance / (Underperformance)	***(31.0%)***	***60.6%***	***(4.2%)***			
Initial vs. Latest Estimate / Actual [1]	*(31.0%)*	*53.6%*	*32.5%*	*(11.5%)*	*37.7%*	*56.0%*

1. 2006 Actual / Recent Estimate based on midpoint of the Company's full year guidance as of 3Q of $80.6mm to $81.0mm for Revenue and $0.28 - $0.30 per share for EBITDA, adjusted to exclude $6.6mm of patent revenues of $4.2 mm of EBITDA based on management guidance.

LEHMAN BROTHERS

12

Neptune Product Summary

Due Diligence Summary / Review of the Management Plan

Management Plan Assessment

NetView (1)	◆ Assuming total Internet audience measurement will represent 1% of Internet branded advertising expenditures, Neptune's U.S. NetView projections in 2011 imply only 28% market share versus 70% today – U.S. radio and TV measurement each represent 1-2% of the advertising expenditures – NetView revenues could be much higher ($53 mm) if Neptune achieves market share similar to Nielsen or Arbitron (~75%) ◆ Projected global growth of 13% through 2011 is in-line with Internet branded advertising expenditures over same period, but much slower than in early stages of Internet (69% in 1995-2005) ◆ Management Plan's projected churn rates are in-line to slightly above historical levels with modest annual new customer additions
AdRelevance	◆ Growth faster than overall global Internet advertising market, but still slower than in early stages of the Internet – Global AdRelevance revenues are projected to grow at a 21% CAGR from 2006-2011 ◆ Management Plan's churn rates are in line to slightly above historical levels with modest annual new customer additions
SiteCensus	◆ Growth slightly above overall web analytics market – Global SiteCensus revenues are projected to grow at a 19% CAGR from 2006 – 2011 versus 13% for the web analytics sector ◆ 2011E revenues imply only ~5% global market share vs. ~4% today
@Plan	◆ Growth of 14% through 2011 is in-line with Internet advertising expenditures over same period, but significantly slower than in the early stages of the Internet
MegaPanel	◆ Strongest growth driver with a 57% CAGR from 2006 to 2011 – Growth significantly faster than that of e-commerce spending (35% through 2011), but product still in early stages of development – E-Commerce spending grew over 200% in its early stages from 1995 - 2000 ◆ High potential for growth if Neptune can capitalize on DAV opportunity

1. Includes NetView, Phoenix, Custom Analytics and WebRF.

LEHMAN BROTHERS

13

Neptune Competitive Positioning

Due Diligence Summary / Review of The Management Plan

Product	Key Competitors	Neptune Competitive Advantage	Market Position
NetView	comScore (MediaMetrix)	◆ NetView's RDD vs. ComScore's online recruitment provides more "statistically pure" data ◆ Measurement accuracy ◆ ~70% estimated market share in the U.S.	◆ **Quality / Market Leader**
AdRelevance	Evaliant Services (Division of TNS)	◆ Spidering technology used to track Internet advertising activities ◆ Ability to track emerging technologies such as rich / streaming media ◆ Estimates $ spending in addition to ad occurrences ◆ ~80%+ market share	◆ **Technology / Market Leader**
SiteCensus	OMNITURE, Unica, WebSideStory	◆ Strong market position in Asia and Europe with modest growth in the U.S. going forward ◆ Page tagging technology provides ability to track wide range of web content – Entire advertising programs – Streaming media	◆ **Overseas Leader / Follower in the U.S.**
@Plan	comScore (AIM)	◆ RDD panel recruitment provides more accurate data ◆ Guarantees sample size with more quarterly releases ◆ Considered best product in the segment for media planning ◆ ~95% market share	◆ **Quality / Market Leader**
MegaPanel	comScore	◆ Large, online recruitment panel to compete with ComScore and other large panels ◆ "Weighted" with NetView RDD data to generate higher quality data than competitors ◆ Well positioned to compete in a "converged" environment	◆ **Differentiated by Quality and Ability to Track New Technologies**

LEHMAN BROTHERS

14

Valuation Considerations

Summary of Venus Offer

Valuation Considerations

Summary Terms

Description

- Non-binding offer by Venus to acquire 16 million shares [1] it does not already own representing 57% of total outstanding common stock of Neptune
  - "Confirmatory due diligence" required

Consideration

- $16 per share in cash
  - No comment on financing

Transaction Value

- Aggregate consideration of $256 million, implying an equity value of $601 million and firm value of $462 million (excluding $181 million of Neptune's cash)

Key Terms

- Negotiated merger (no tender)
  - Proxy filing in compliance with Rule 13e-3
  - "Customary conditions"
- Approval by Special Committee and majority of all outstanding shares needed (vs. majority of minority)

Offer Premiums

		Incl. Cash	Excl. Cash [2]
Offer Price:		**$16.00**	**$11.18**
% Premium / (Discount) to [3]			
Current Price	$18.23	(12%)	(17%)
1 Day Prior	$14.57	10%	15%
30 Day Avg.	$14.59	10%	14%
60 Day Avg.	$14.51	10%	15%
90 Day Avg.	$13.87	15%	24%
180 Day Avg.	$13.73	17%	25%
1 Year Avg.	$13.55	18%	28%
52 Week High	$15.50	3%	5%
52 Week Low	$11.26	42%	74%
5 Year High [4]	$20.86	(23%)	(30%)
5 Year Low [4]	$4.00	300%	NM

1. 14.4mm publicly owned shares outstanding, 0.8mm net options (treasury method) with average exercise price of $10.70 and 0.8 mm RSU's outstanding.
2. Excludes $181 million in cash or $4.82 per share.
3. Stock price / averages prior to announcement of Venus offer, except current price.
4. 5 Year high occurred on December 2, 2004, 5 Year low occurred on September 4, 2002.

LEHMAN BROTHERS

15

Patent valuation NOL usage by Venus Value of synergies to Venus Discounted cash flow assumptions: 12-15x terminal EBITDA multiple 11-13% WACC Comparable trading company assumptions: Comparable universe includes selected web analytics, digital marketing and market research companies Forward revenue, EBITDA and growth-adjusted EBITDA multiples Premiums paid assumptions: Minority squeeze-out transactions from 2001 to present Relevance of cash balances as it relates to take-over premia Analysis shows higher, not lower, premiums paid for targets with significant net cash balances All cash transactions with acquired equity value greater than $100 million and less than $2 billion since 2001 Value of other non-operating assets include: Patent royalties based on Management’s estimates NOLs from both Neptune and Venus perspectives We have relied on the following methodologies to determine a valuation range for Neptune Discounted cash flow analysis Comparable trading company analysis Premiums paid analysis Preliminary Valuation Considerations Overview Valuation Methodologies Other Considerations Valuation Considerations 16

Preliminary Valuation Summary Price per Neptune Share $16 Offer Price ___________________________ Note: Does not include synergies of ~$1.43 - $3.57 / share. Premiums to 1 Day, 30 Day, 90 Day and 180 Day averages prior to announcement. 2007E comparable company multiples applied to 2008E Management Plan estimates and discounted by 1-year at midpoint of WACC range. Valuation Considerations $18.23 Current Price Comparable Companies (2): (1) DCF valuation ranges include $1.31 per share value of patents and NOLs to Neptune Comparable Company valuation ranges include $0.60 per share value of NOLs to Neptune 17 $12.83 $13.35 $16.97 $13.72 $18.11 $18.00 $19.77 $17.45 $16.50 $21.94 $16.10 $14.72 $15.65 $19.87 $10 $15 $20 $25 $30 EBITDA Multiples Revenue Multiples Growth Adjusted Multiples Research Price Targets Premiums Paid DCF - Research Case DCF - Management Plan

DCF Summary – Management Plan

Valuation Considerations

5-year Discounted Cash Flow Analysis (1)

($ in millions)

	2006E	2007E	2008E	2009E	2010E	2011E	'07-'11 CAGR
Revenues	$74.2	$86.5	$106.5	$127.0	$146.6	$166.0	17.7%
% Growth		*17%*	*23%*	*19%*	*15%*	*13%*	
EBITDA	$6.5	$9.3	$22.7	$35.9	$47.8	$58.7	58.7%
% Margin	*9%*	*11%*	*21%*	*28%*	*33%*	*35%*	
% Growth		*43%*	*146%*	*58%*	*33%*	*23%*	
Less: D&A	4.3	4.4	4.4	4.4	4.4	4.4	
EBIT	$2.2	$4.9	$18.4	$31.5	$43.4	$54.3	82.6%
Less: Cash Taxes @ 36% (2)	0.8	1.7	6.6	11.3	15.5	19.4	
Plus: D&A	4.3	4.4	4.4	4.4	4.4	4.4	
Less: Capex	5.0	5.0	5.0	5.0	5.0	5.0	
% of Revenue	*7%*	*6%*	*5%*	*4%*	*3%*	*3%*	
Less: Change in Working Capital	(0.5)	0.2	(0.3)	(0.2)	(0.0)	0.1	
Unlevered Free Cash Flow	$0.2	$2.7	$10.8	$19.5	$27.3	$34.4	89.2%
UFCF Growth		*1485%*	*304%*	*80%*	*40%*	*26%*	

Enterprise Value

WACC	Terminal Value Multiple: 12.0x	13.5x	15.0x
11.0%	$537	$596	$655
12.0%	$514	$570	$627
13.0%	$492	$546	$600

Price per Share (3)

WACC	Terminal Value Multiple: 12.0x	13.5x	15.0x
11.0%	$17.85	$19.24	$20.63
12.0%	$17.31	$18.64	$19.97
13.0%	$16.80	$18.07	$19.35

Implied Perpetuity Growth Rate

WACC	Terminal Value Multiple: 12.0x	13.5x	15.0x
11.0%	6.4%	6.9%	7.3%
12.0%	7.4%	7.8%	8.2%
13.0%	8.3%	8.8%	9.2%

Note: DCF value as of 12/31/2006, assuming end-of-year convention. Includes JVs and excludes synergies, patents and NOLs.

1. *Consolidated financials*
2. *Weighted average cash tax rate in countries where Neptune operates and projects positive taxable income by 2011.*
3. *Price per Share excludes ~$0.90-$1.18 / share of value attributable to unowned minority stake of Japan JV and ~$0.18-$0.23 / share of value attributable to unowned minority stake of France JV. Assumes ~38 mm fully diluted shares outstanding including restricted stock.*

LEHMAN BROTHERS

18

DCF - Revenue and Margin Sensitivity Analysis Price per Share - 12.0x Terminal Multiple / 12% WACC Price per Share - 15.0x Terminal Multiple / 12% WACC Valuation Considerations 19 Annual Revenue Increase (mm) $10 $15 $20 $25 $30 20% $9.34 $10.34 $11.34 $12.32 $13.29 25% $10.74 $11.97 $13.18 $14.38 $15.57 30% $12.11 $13.56 $14.99 $16.42 $17.85 35% $13.46 $15.13 $16.80 $18.46 $20.13 40% $14.80 $16.70 $18.60 $20.51 $22.41 2011E EBITDA Margin Annual Revenue Increase (mm) $10 $15 $20 $25 $30 20% $10.58 $11.80 $12.99 $14.17 $15.34 25% $12.26 $13.74 $15.20 $16.67 $18.14 30% $13.90 $15.66 $17.42 $19.17 $20.93 35% $15.54 $17.58 $19.63 $21.68 $23.72 40% $17.17 $19.51 $21.84 $24.18 $26.52 2011E EBITDA Margin

DCF Summary – Research Projections 5-year Discounted Cash Flow Analysis (1) Enterprise Value Price per Share Implied Perpetuity Growth Rate Valuation Considerations ___________________________ ($ in millions) 2006E 2007E 2008E 2009E 2010E '07-'10 CAGR Revenues $74.3 $87.1 $99.9 $110.7 $122.2 11.9% % Growth 17% 15% 11% 10% EBITDA (2)  $5.9 $13.1 $20.3 $26.1 $31.6 34.0% % Margin 8% 15% 20% 24% 26% % Growth 124% 54% 29% 21% Less: D&A 4.3 4.4 4.4 4.4 4.4 EBIT $1.6 $8.8 $15.9 $21.7 $27.2 45.9% Less: Cash Taxes @ 36%(3) 0.6 3.1 5.7 7.8 9.7 Plus: D&A 4.3 4.4 4.4 4.4 4.4 Less: Capex 5.5 5.6 5.8 6.0 6.2 % of Revenue 7% 6% 6% 5% 5% Less: Change in Working Capital (0.5) 0.2 (0.3) (0.2) (0.0) Unlevered Free Cash Flow ($0.7) $4.6 $8.4 $12.2 $15.6 50.7% UFCF Growth NM 85% 44% 29% Source: Stifel Nicolaus (11/3/2006) and Natexis Bleichroeder (11/2/2006). Note: DCF value as of 12/31/2006, assuming end-of-year convention. Includes JVs and excludes synergies, patents and NOLs. Excludes $6.6 mm in 2006 and $2 mm in 2007 attributable to patent revenue (EBITDA of $4.2 mm in 2006 and $1.3 mm in 2007). Assumes no additional expenses or taxes related to this revenue. Assumed to include minority interest expense. Weighted average cash tax rate in countries where Neptune operates and projects positive taxable income by 2011. (3) 20 Terminal Value Multiple $349.45 12.0x 13.5x 15.0x 11.0% $306 $340 $375 12.0% $295 $329 $362 13.0% $285 $317 $349 WACC Terminal Value Multiple $0.10 12.0x 13.5x 15.0x 11.0% 6.8% 7.3% 7.6% 12.0% 7.8% 8.2% 8.6% 13.0% 8.8% 9.2% 9.6% WACC Terminal Value Multiple $14.12 12.0x 13.5x 15.0x 11.0% $12.95 $13.87 $14.79 12.0% $12.67 $13.56 $14.44 13.0% $12.41 $13.26 $14.12 WACC

Premiums Paid Analysis – All M&A Transactions – 30-day trading average 65% 60% 55% 50% 45% 40% 35% 30% 25% 20% 28% 25% 51% 39% 40% 34% 40% 37% Premiums Paid Analysis – Cash Adjustments Premiums paid for targets with net cash are higher than premiums paid for targets with net debt Valuation Considerations ___________________________ Source: SDC and company filings. Note: Includes all completed domestic transactions since 2001 involving all-cash consideration where acquired equity value > $100 mm and < $2 billion and greater than 50% acquired. Neptune’s net cash represents 31% of transaction value at Venus offer price. Adjusted premiums excluding Cash Targets with Net Cash Total Transactions 95 50 16 51% 40% 53% 64% 21 Targets with Net Debt All Transactions Net Cash > 20% of Trans. Value

Minority Squeeze-Out Premiums Paid All Cash Premiums Paid ___________________________ Source: SDC and company filings. Note: Includes all completed and pending domestic transactions since 2001 with all-cash consideration where acquirer owned greater than 50% or had voting control of target before the transaction. Acquired equity value > $100 mm. Transaction value represents equity value of the public shareholders' stake that the acquiror proposed to acquire. Does not include assumed liabilities. Minority shareholders’ share of net debt / (cash). Valuation Considerations 22 ($ in millions) Premium Over Target's Average Price Premium Over Target's Average Price Including Net Debt Transaction Date Transaction Net Debt/ % Initial Final Final/ Announced Effective Target Name Acquiror Name Value (1) (Cash) (2) Sought 1-Day Prem. Bump 1 Day 30 Days 90 Days 180 Days 02/06/2006 05/17/2006 Lafarge North America Lafarge SA $3,018 $45 47% 17% 14% 33% 44% 45% 39% 09/01/2005 11/09/2005 7-Eleven 7-Eleven Japan Co 1,301 278 23% 15% 15% 32% 21% 25% 39% 07/01/2005 10/28/2005 Tipperary Corp Santos Ltd 140 54 46% 19% 0% 19% 32% 63% 61% 03/07/2005 12/16/2005 Insight Communications S. Knafel, M. Willner, Carlyle 608 2,316 86% 11% 10% 21% 18% 27% 30% 02/21/2005 07/26/2005 Eon Labs Novartis 933 (64) 32% 10% 0% 10% 18% 22% 11% 01/27/2005 04/21/2005 Genencor International Inc Danisco A/S 184 10 16% 24% 0% 24% 20% 20% 23% 08/02/2004 12/08/2004 Cox Communications Cox Enterprises 8,390 2,504 38% 16% 9% 26% 23% 15% 9% 07/22/2004 12/23/2004 AMC Entertainment Investor Group 1,892 174 50% 14% 0% 14% 29% 27% 29% 11/07/2003 05/27/2004 BarnesandNoble.com Barnes & Noble Inc 122 (10) 25% 11% 22% 36% 28% 30% 56% 06/02/2003 08/22/2003 Ribapharm, Inc ICN Pharmaceuticals, Inc 187 74 20% 10% 12% 23% 39% 30% 26% 07/26/2002 02/28/2003 International Specialty Prods Samuel J Heyman 138 93 20% 1% 3% 4% 23% 17% 18% 06/17/2002 08/05/2002 Fortress Group Inc Lennar Corp 112 27 27% 17% 0% 17% 21% 21% 45% 02/19/2002 04/11/2002 Travelocity.com Sabre Holdings Group 447 (32) 30% 20% 22% 46% 23% 32% 19% 10/10/2001 11/27/2001 TD Waterhouse Group Tornoto-Dominion Bank 403 (40) 11% 45% 6% 53% 36% 4% (11%) 10/01/2001 02/13/2002 NCH Corp Investor Group 122 (33) 46% 21% 11% 34% 23% 14% 10% 09/21/2001 11/07/2001 Prodigy Communications SBC Communications 467 70 58% 55% 21% 88% 23% 36% 65% 05/23/2001 09/28/2001 Unigraphics Solutions Inc EDS Corp 208 24 14% 27% 20% 53% 77% 67% 71% 03/26/2001 08/21/2001 CSFB Direct CSFB 110 NA 18% 60% 50% 140% 84% 55% 13% 02/15/2001 09/28/2001 Westfield America Inc Westfield America Trust 1,051 584 23% 12% 0% 12% 12% 18% 15% 01/25/2001 06/20/2001 Sodexho Marriott Services Sodexho Alliance 1,145 493 52% 9% 19% 29% 46% 63% 80% Mean 21% 12% 36% 32% 31% 32% Median 16% 10% 27% 23% 27% 27% 10/07/2006 10/06/2006 Neptune Neptune Neptune Stock Price $14.57 $14.59 $13.87 $13.73 Implied Neptune Share Price Mean $19.77 $19.27 $18.23 $18.16 Median $18.55 $17.99 $17.62 $17.45

Purchase Price Premiums Analysis Illustrative Purchase Price Ratio Analysis ___________________________ Note: Assumes ~36.0 mm basic shares outstanding, ~0.8 restricted shares and ~2.4 mm fully diluted options with a weighted average exercise price of $10.70. Treasury method used for option calculation at various implied offer prices. Multiples not adjusted for NOLs. 1. Valued at the midpoint of the DCF valuation. Management Plan excluding Patents. Management Plan excluding Patents and including 50% of projected annual synergies (~$8.4 mm). Valuation Considerations 23 ($ in millions, except share price) Venus Offer Assumed Offer Price $16.00 $18.00 $20.00 $22.00 $24.00 $26.00 $28.00 % Premium Metric 1-Day Prior to Announcement $14.57 10% 24% 37% 51% 65% 78% 92% 30-Day Average 14.59 10% 23% 37% 51% 64% 78% 92% 52-Week High 15.50 3% 16% 29% 42% 55% 68% 81% 52-Week Low 11.26 42% 60% 78% 95% 113% 131% 149% Equity Value $601 $679 $758 $836 $914 $993 $1,071 Cash (181) (181) (181) (181) (181) (181) (181) Minority Interest (1) 47 47 47 47 47 47 47 Enterprise Value $467 $545 $624 $702 $780 $859 $937 Management Plan Metric (2) EV / Revenue 2006E $74 6.3x 7.3x 8.4x 9.5x 10.5x 11.6x 12.6x 2007E 87 5.4x 6.3x 7.2x 8.1x 9.0x 9.9x 10.8x 2008E 107 4.4x 5.1x 5.9x 6.6x 7.3x 8.1x 8.8x EV / EBITDA 2006E $6 72x 84x 96x 108x 120x 132x 145x 2007E 9 50x 59x 67x 76x 84x 93x 101x 2008E 23 21x 24x 27x 31x 34x 38x 41x Management Plan w/ 50% Synergies Metric (3) EV / EBITDA 2006E $15 31x 37x 42x 47x 52x 58x 63x 2007E 18 26x 31x 35x 40x 44x 49x 53x 2008E 31 15x 18x 20x 23x 25x 28x 30x

Comparable Company Analysis ___________________________ Source: Company filings and Wall Street research. Share prices exclude minority interest in JVs valued at same multiple (Japan 2008E revenue and EBITDA of $11.4 mm and $4.2 mm; France 2008E revenue and EBITDA of $4.3 mm and $1.2 mm). Assumes $181 mm cash balance as of 9/30/2006. Share prices discounted by 1-year using midpoint of assumed range of Neptune’s WACC (12%). 2006-2008 EBITDA CAGR. Omniture only as 2008 projections not available for other companies in Web Analytics sector. 2007-2011 EBITDA CAGR. Valuation Considerations Comparable Company Analysis 24 Low High Neptune 2008 Metric Low Equity Value / Share (1) High Equity Value / Share (1) 2007E Revenue Multiples Web Analytics 2.4x 4.8x Digital Marketing 1.6x 3.3x Market Research 2.9x 4.7x Revenue Multiple Reference Range 3.5x 4.5x $106.5 $12.75 $15.04 2007E EBITDA Multiples Web Analytics 15.3x 30.0x Digital Marketing 11.2x 13.8x Market Research 11.7x 17.4x EBITDA Multiple Reference Range 16.0x 20.0x $22.7 $12.23 $14.11 Growth Adjusted 2007E EBITDA Multiples (2) Web Analytics (3) 0.21x 0.21x Digital Marketing 0.30x 0.60x Market Research 0.74x 1.16x Growth Adjusted EBITDA Reference Range 0.40x 0.50x 59% (4) $16.37 $19.27

Preliminary Trading Comparables

Valuation Considerations

As of November 28, 2006

Valuation of Selected New Media Companies

($ in millions, except per share data)

Category / Company	Stock Price 11/28/2006	Equity Value	Firm Value	FV / Revenue 2006E	FV / Revenue 2007E	FV / Revenue 2008E	FV / Gr. Adj. 2007E Revenue	FV / EBITDA 2006E	FV / EBITDA 2007E	FV / EBITDA 2008E	FV / Gr. Adj. 2007E EBITDA
Web Analytics											
Omniture	$11.14	$663	$607	7.6x	4.8x	3.3x	0.08x	NM	30.0x	13.7x	0.21x
Unica	13.22	291	249	2.9x	2.4x	NA	0.11x	25.4x	15.5x	NA	0.25x
Webside Story	12.41	256	256	3.8x	2.9x	NA	0.18x	26.1x	15.3x	NA	0.21x
			Mean	4.8x	3.4x	3.3x	0.12x	25.7x	20.2x	13.7x	0.22x
			Median	3.8x	2.9x	3.3x	0.11x	25.7x	15.5x	13.7x	0.21x
Digital Marketing											
24/7 Real Media	$8.47	$432	$404	2.0x	1.6x	1.2x	0.05x	20.8x	13.8x	9.6x	0.30x
aQuantive	22.93	1,921	1,597	3.7x	3.0x	2.5x	0.13x	14.0x	11.2x	9.0x	0.45x
ValueClick	23.86	2,399	2,168	4.1x	3.3x	2.9x	0.18x	15.7x	12.6x	10.7x	0.60x
			Mean	3.3x	2.6x	2.2x	0.12x	16.8x	12.6x	9.8x	0.45x
			Median	3.7x	3.0x	2.5x	0.13x	15.7x	12.6x	9.6x	0.45x
Market Research											
Data Monitor	$8.60	$648	$622	5.1x	4.7x	4.4x	0.66x	20.2x	17.4x	15.3x	1.16x
Greenfield Online	13.20	341	311	3.2x	2.9x	2.7x	0.32x	13.1x	11.7x	9.8x	0.74x
Arbitron	44.39	1,323	1,284	3.9x	3.6x	3.3x	0.45x	13.9x	15.7x	14.6x	NM
			Mean	4.1x	3.7x	3.5x	0.48x	15.7x	14.9x	13.2x	0.95x
			Median	3.9x	3.6x	3.3x	0.45x	13.9x	15.7x	14.6x	0.95x
Overall											
			Mean	4.0x	3.2x	2.9x	0.24x	18.7x	15.9x	11.8x	0.49x
			Median	3.8x	3.0x	2.9x	0.18x	18.0x	15.3x	10.7x	0.38x

Note: Neptune multiples not adjusted for NOL. Multiples >40 or <0 are labeled NM.

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Comparable Operating Metrics Operating Metrics of Selected New Media Companies ___________________________ Growth rates are for ’06-’07. They are not included in the Total mean and median. Valuation Considerations 26 Category / Rev CAGR EBITDA EBITDA Margin Gross Margin Company '06-'08 CAGR '06-'08 2006E 2007E 2008E 2006E 2007E 2008E Web Analytics Omniture 59% 140% 10% 16% 24% 62% 63% 64% Unica (1) 22% 63% 12% 15% NA 81% 82% NA WebsideStory (1) 32% 71% 14% 19% NA 77% 76% NA Mean 38% 92% 12% 17% 24% 73% 74% 64% Median 32% 71% 12% 16% 24% 77% 76% 64% Digital Marketing 24/7 Real Media 30% 47% 10% 11% 13% 36% 34% 33% aQuantive 22% 25% 27% 27% 28% 85% 83% 83% ValueClick 19% 21% 26% 26% 27% 51% 70% 70% Mean 24% 31% 21% 21% 22% 57% 63% 62% Median 22% 25% 26% 26% 27% 51% 70% 70% Market Research Data Monitor 7% 15% 25% 27% 29% NA NA NA Greenfield Online 9% 16% 24% 25% 28% 76% 76% 76% Arbitron 8% (2%) 28% 23% 23% 61% 57% 54% Mean 8% 10% 26% 25% 26% 69% 66% 65% Median 8% 15% 25% 25% 28% 69% 66% 65% Overall Mean 16% 20% 23% 23% 24% 62% 64% 63% Median 14% 18% 25% 26% 27% 61% 70% 70%

Valuation of Patent Royalties Patent Valuation Based on Management projections Subject to completion of review by Gibson Dunn and CRA International Discount rate equal to Neptune’s WACC Assumes all royalties received prior to patent expirations in 2015-2017 Valuation Considerations 27 ($ in millions) 2007E 2008E 2009E 2010E 2011E 2012E 2013E 2014E Revenues New Licensing Revenue $13 $23 $31 $33 $37 $21 $21 $21 Neptune's 50% Share from New Cases $7 $12 $16 $17 $19 $11 $11 $11 Neptune's 50% Share from Settled Cases 5 1 1 1 1 NA NA NA Total Neptune Patent Revenue $11 $12 $16 $17 $19 $11 $11 $11 Legal Expenses 25% Contingency on New Cases $2 $3 $4 $4 $5 $3 $3 $3 20% Contingency on Settled Cases 1 0 0 0 0 NA NA NA Non-Contingency Legal Expenses 3 3 4 4 4 NA NA NA Total Neptune Legal Expense $6 $6 $8 $8 $9 $3 $3 $3 Neptune Net Recovery $5 $6 $8 $9 $10 $8 $8 $8 Neptune Net Recovery Post Taxes @39% $3 $3 $5 $5 $6 $5 $5 $5 Value Per Share Present Value of Cash Flows @11% WACC $24 $0.63 Present Value of Cash Flows @12% WACC $23 $0.60 Present Value of Cash Flows @13% WACC $22 $0.58

Valuation of NOLs

Valuation Considerations

NOL Valuation (Neptune Perspective)

U.S. NOLs [1]

($ in millions)

	2007E	2008E	2009E	2010E	2011E
U.S. EBT	$1	$8	$14	$20	$25
Patent Recovery (Pre-Tax)	5	6	8	9	10
Total Neptune Taxable Income	$7	$14	$22	$28	$34
NOL Utilization	($7)	($14)	($22)	($28)	($11)
Tax Savings	3	5	9	11	4
NOLs Remaining	$75	$61	$39	$11	$0

	Value	Per Share
Present Value of Cash Flows @11% WACC	$23	$0.60
Present Value of Cash Flows @12% WACC	$22	$0.58
Present Value of Cash Flows @13% WACC	$21	$0.57

Australia NOLs [2]

($ in millions)

	2007E	2008E	2009E	2010E	2011E	2016E
Australia EBT	$1	$1	$2	$2	$3	$6
NOL Utilization	($1)	($1)	($2)	($2)	($3)	($6)
Tax Savings	0	0	1	1	1	2
NOLs Remaining	$31	$30	$28	$26	$23	$0

	Value	Per Share
Present Value of Cash Flows @11% WACC	$5	$0.13
Present Value of Cash Flows @12% WACC	$5	$0.12
Present Value of Cash Flows @13% WACC	$4	$0.11

Total NOL Value to Neptune = ~$0.70 / share

NOL Valuation (Venus Perspective)

- Value of Neptune's NOLs to Venus is dependent on its taxable income in the U.S. and Australia
- Based on Wall Street research, Venus is projected to have considerable pre-tax income in 2007
- Neptune's NOLs would not be subject to a 382 limitation as Venus has been a 50%+ shareholder in Neptune for over 5 years
- Assuming Venus generated at least $113 mm of pre-tax income ($82 mm in the U.S. and $32 mm in Australia) it would be able to use all of Neptune's NOLs immediately

Potential Venus Usage of Neptune's NOLs

Value per Share of Neptune's U.S. NOLs

		U.S. NOL Usage in Years		
		1 Year	2 Year	3 Year
WACC	11.0%	$0.76	$0.72	$0.69
	12.0%	$0.75	$0.71	$0.67
	13.0%	$0.74	$0.70	$0.66

Value per Share of Neptune's Australian NOLs

		AUS NOL Usage in Years		
		1 Year	2 Year	3 Year
WACC	11.0%	$0.23	$0.22	$0.20
	12.0%	$0.22	$0.21	$0.20
	13.0%	$0.22	$0.21	$0.20

Potential NOL Value to Venus = ~$0.86 - $0.98 / share

1. *Assumes ~$82 mm NOL balance as of 12/31/2006 and a U.S. tax rate of 39%. Assumes Management projections for U.S. based operations from 2007-2011.*
2. *Assumes ~$32 mm NOL balance as of 12/31/2006 and an Australian tax rate of 30%. Assumes Management projections for Australian based operations from 2007-2011.*

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Valuation of Potential Synergies Potential Annual Synergies PV of Tax-effected Public Company Synergies (1) PV of Tax-effected Non-Public Company Synergies (1) Elimination of existing non-compete would provide Venus greater flexibility to serve its customers’ increasing need for online measurement by offering an integrated product overseas Other new revenue opportunities potentially include: Significant revenue opportunity from a combined TV / Internet ratings product in the U.S and overseas as the television audience moves online Leverage Venus’ existing infrastructure and resources to expand into new markets including India and S. Korea Ability to leverage existing client base to increase penetration of Neptune products and services More successful execution of current joint products (i.e. Homescan) through better education and combination of sales forces Venus may derive cost and revenue synergy opportunities from an acquisition of Neptune Valuation Considerations Revenue Synergies Cost Synergies (Neptune Management Estimates) ___________________________ Assumes 3% perpetuity growth rate on cost synergies and a 36% tax rate. Potential Synergies Value of ~$1.43 - $3.57 / Share 29 ($ in millions) Annual Expense Public Company Synergies Public Company Personnel $2.1 Integrated Audit Fees 1.2 Internal Control Documenting and Testing 0.4 Legal and Securities Counsel Fees 0.3 Other 0.7 Total Public Company Synergies $4.7 Tax-effected Synergies (1) $3.0 Non-Public Company Synergies Sales and Marketing $3.3 Panel Synergies (RDD) 3.1 Research and Development 1.7 General and Administrative 1.7 Other 2.4 Total Non-Public Company Synergies $12.1 Tax-effected Synergies (1) $7.8 % of Synergies Attainable 0 50% 75% 100% 11.0% $1.29 $1.93 $2.57 12.0% $1.14 $1.71 $2.28 13.0% $1.03 $1.54 $2.06 WACC % of Synergies Attainable 0 50% 75% 100% 11.0% $0.50 $0.75 $1.00 12.0% $0.45 $0.67 $0.89 13.0% $0.40 $0.60 $0.80 WACC

Tactics and Next Steps

Responding to Venus Public versus private response The Special Committee could issue a press release, but it is not necessary; and we advise against it A public response without first engaging Venus potentially reduces probability of a favorable transaction Meet with Venus’s advisors to express Committee’s views on adequacy of their offer Guidance can be either “directional” or explicit; we suggest directional Early stage vs. late stage negotiations Early discussions should focus on price Once price is established, conditionality should be addressed (understanding it may impact ultimate price) Inter-relationship between “fair value” and “best price” Need to endeavor to achieve best price on behalf of shareholders Should not agree on value below low-end of fairness value range Meet with Venus advisors and present arguments for why Venus’s offer is inadequate Guidance that directs Venus to values above a certain threshold Current offer is not adequate and therefore should not be accepted Likely that Venus is prepared to increase its current offer Current market price in excess of offer price Lehman Brothers believes the current offer is inadequate and that selected tactical responses will likely maximize value Tactics and Next Steps Tactical Responses Lehman Recommendation Offer Assessment Lehman Brothers Views 30

Tactical Response – Negotiating Purposes Only Low-end of guidance range, but above low-end of our reference range Credible “Special Committee sees value in excess of your offer, price needs to start with $x, which is easily justified when looking at any appropriate valuation methodology” Meet with Venus and focus on appropriate squeeze-out premia and DCF values without combination benefits Gives full credit to upper end of DCF plus potential cost synergies at upper end of our guidance Some credibility “Special Committee does not believe your offer considers both fair value and combination benefits and believe appropriate value is in the low-$x range” Meet with Venus and be fairly explicit in how Venus can get to guidance range Bottom of range touches highest end of reference range plus 100% of potential cost synergies Assumes that Venus gives full credit to Management Plan and cost synergy estimates to achieve low-end of guidance Higher end of range would require Venus to pay for revenue unquantified revenue synergies Limited credibility “Special Committee is well in excess of $x and is skeptical it is prudent to engage with you based on your current offer” Agree to meet with Venus and focus argument on combination of fair value, cost synergy and strategic importance Value substantially higher than reference range plus all cost synergy value Would have to expect for Venus to pay for all cost synergies and additional unquantified revenue synergies Venus would likely need to believe that build vs. buy is unachievable Limited credibility “Special Committee is at a very, very different number. They are not interested in entertaining a dialogue at a number below $x” Reject offer telephonically and refuse to allow Venus to conduct diligence or engage in dialogue with the Special Committee until they have demonstrated a willingness to consider minimum price 1 2 3 4 Overview Considerations Tactics and Next Steps Alternative Guidance Action Guidance Action Guidance Action Guidance Action 31

Appendix

Neptune Shareholder Composition

Appendix

Neptune's largest shareholders continue to include several large hedge funds

Shareholder Composition and Activity

3Q06 Rank	Institution	9/30/06 Shares (mm)	% of Float[1]	Cumulative % of Float[1]	Change in 3Q06	Change in 2Q06	Change in 1Q06	Change in 4Q05	9/30/05 Shares (mm)	3Q05 Rank
1	TCS Capital Management LLC	3.5	24%	24%	-	0.1	-	-	3.4	1
2	Dimensional Fund Advisors, Inc.	1.6	11%	35%	(0.0)	(0.1)	0.1	(0.1)	1.6	3
3	S.A.C. Capital Advisors	1.5	10%	45%	(0.1)	(0.0)	0.2	(0.3)	1.7	2
4	Transcosmos, Inc. [2]	1.2	8%	54%	-	-	-	-	1.2	4
5	Engemann Asset Management	0.5	3%	57%	0.4	(0.5)	0.4	0.2	-	-
6	Barclays Global Investors NA (CA)	0.5	3%	60%	(0.0)	(0.0)	0.0	0.0	0.5	8
7	Neuberger Berman LLC	0.5	3%	63%	0.0	0.3	(0.0)	(0.0)	0.2	11
8	Vanguard Group, Inc.	0.4	3%	66%	0.0	0.0	0.0	0.1	0.3	10
9	Loomis, Sayles & Co. LP	0.4	3%	69%	0.1	0.1	0.2	-	-	-
10	Pirate Capital LLC	0.3	2%	72%	(0.2)	0.6	-	-	-	-
11	Quantitative Management Associates LLC	0.3	2%	74%	0.3	-	-	-	-	-
12	The Galleon Group	0.3	2%	76%	(0.1)	0.0	(0.3)	(0.0)	0.6	5
13	State Street Global Advisors	0.2	1%	77%	0.0	0.0	0.0	0.0	0.2	12
14	Harris Associates LP	0.2	1%	78%	-	0.1	0.1	-	-	-
15	Mellon Equity Associates LLP	0.1	1%	79%	0.1	-	-	-	-	-
-	Eagle Asset Management, Inc.	-	0%		-	-	(0.5)	(0.1)	0.6	6
22	Doheny Asset Management LLC	0.1	1%		(0.0)	(0.0)	(0.4)	0.0	0.5	7
59	Fidelity Management & Research	0.0	0%		0.0	-	-	(0.4)	0.4	9
16	CalPERS	0.1	1%		(0.0)	0.0	(0.0)	-	0.1	13
-	Oppenheimer Capital	-	0%		-	-	-	(0.1)	0.1	14
NA	Kinetics Asset Management, Inc[3]	NA	NA		NA	(0.0)	(0.0)	(0.0)	0.1	15
	Top 15 Shareholders	**11.4**	**79%**						**11.4**	

Note: Excludes Venus.
Source: FactSet.
1. *Float is based on basic shares outstanding less Venus' holdings. There are ~36.0mm shares outstanding and Venus holds ~21.6mm.*
2. *Transcosmos is no longer reporting activity and may still hold 1.2 million shares (~8% of float).*
3. *Kinetics has yet to file for 3Q 2006.*

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Neptune Historical Stock Price Trends 5-Year Trading History of Neptune Common Stock (000’s) 5-Year Average Pre-announcement Averages 30-Day Average: $14.59 60-Day Average: $14.51 90-Day Average: $13.87 180-Day Average: $13.73 1-Year Average: $13.55 5-Year Average: $12.20 52-Week High: $15.50 52-Week Low: $11.26 5-Year High: $20.86 1-Year Average Appendix 33 5/7/02: Announced acq of eRatings.com 12/22/03: Announced the acquisition of Redsheriff 10/14/04: Reported improvements to AdRelevance and NetView Services 3/10/05: Announced Fourth Quarter and Year-End 2004 Financial Results 6/14/06: Announced Expansion of Measurement Capabilities for Digital Audio and Video Content 8/2/06: Announced Positive Second Quarter 2006 Financial Results 10/9/06: Venus Offer for Neptune Announced 11/2/06: Announced Positive Third Quarter 2006 Financial Results 12/14/05: Venus / KKR Discussions Leaked 3/8/06: Venus LBO Announced 11/27/2001 6/18/2002 1/7/2003 7/29/2003 2/17/2004 9/7/2004 3/29/2005 10/18/2005 5/9/2006 11/28/2006 $0 $5 $10 $15 $20 $25 0 500 1,000 1,500 2,000 2,500 3,000 3,500 Price Volume

Trading Dynamics Appendix Stock Price / Volume Distribution % of Total Volume <$12 $12-$14 $14-$16 $16-$18 >$18 Most shareholders in the six months prior to announcement acquired the stock between $12 - $14 34 4% 43% 54% 2% 56% 43% 6% 68% 25% 3% 47% 28% 7% 16% 30% 37% 20% 6% 8% 93% 7% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Weighted Average Daily Avg. Price Trading Volume Post Announcement $17.23 193,999 Last 3 months prior to announcement 13.83 75,983 Last 6 months prior to announcement 13.79 86,799 Last 1 year prior to announcement 13.43 96,453 Last 2 years prior to announcement 14.78 88,386 Last 5 years prior to announcement 12.82 75,658

Japan Joint Venture Valuation 5-year Discounted Cash Flow Analysis (1) Enterprise Value Minority Interest per Neptune Share (2) ___________________________ Consolidated financials. Neptune owns 57% of the Japan Joint Venture. Proportional for Neptune’s ownership. Assumes ~38 mm fully diluted shares outstanding. Implied Perpetuity Growth Rate Management Base Case Appendix 35 ($ in millions) 2006E 2007E 2008E 2009E 2010E 2011E '07-'11 CAGR Revenues $8.1 $9.3 $11.4 $13.8 $15.9 $18.2 18.3% % Growth 15% 23% 21% 15% 15% EBITDA $2.5 $3.0 $4.2 $5.9 $7.3 $9.0 32.1% % Margin 31% 32% 37% 42% 46% 49% Less: D&A 0.1 0.2 0.2 0.2 0.2 0.2 EBIT $2.4 $2.8 $4.1 $5.7 $7.1 $8.8 33.3% Less: Cash Taxes @ 40% 1.0 1.1 1.6 2.3 2.8 3.5 Plus: D&A 0.1 0.2 0.2 0.2 0.2 0.2 Less: Capex 0.1 0.2 0.2 0.2 0.2 0.2 % of Revenue 1% 2% 1% 1% 1% 1% Less: Increases (Decreases) in Working Capital 0.0 0.0 0.0 0.0 0.0 0.0 Unlevered Free Cash Flow $1.5 $1.7 $2.4 $3.4 $4.3 $5.3 33.3% UFCF Growth 16% 45% 40% 25% 24% Terminal Value Multiple 12.0x 13.5x 15.0x 11.0% $0.98 $1.08 $1.18 12.0% $0.94 $1.04 $1.13 13.0% $0.90 $0.99 $1.09 WACC Terminal Value Multiple $81.32 12.0x 13.5x 15.0x 11.0% $85.5 $94.7 $103.9 12.0% $81.9 $90.7 $99.5 13.0% $78.5 $86.9 $95.3 WACC Terminal Value Multiple 12.0x 13.5x 15.0x 11.0% 6.5% 6.9% 7.3% 12.0% 7.4% 7.9% 8.3% 13.0% 8.4% 8.9% 9.3% WACC

France Joint Venture Valuation 5-year Discounted Cash Flow Analysis (1) ___________________________ Consolidated financials. Neptune owns 66% of the France Joint Venture. Proportional for Neptune’s ownership. Assumes ~38 mm fully diluted shares outstanding. Management Base Case Appendix Enterprise Value Minority Interest per Neptune Share (2) Implied Perpetuity Growth Rate 36 ($ in millions) 2006E 2007E 2008E 2009E 2010E 2011E '07-'11 CAGR Revenues $4.0 $3.9 $4.3 $4.8 $5.3 $5.8 10.0% % Growth (0%) 10% 10% 10% 10% EBITDA $0.8 $0.9 $1.2 $1.5 $1.9 $2.3 24.7% % Margin 21% 24% 28% 32% 36% 39% Less: D&A 0.0 0.0 0.0 0.0 0.0 0.0 EBIT $0.8 $0.9 $1.2 $1.5 $1.9 $2.3 24.9% Less: Cash Taxes @ 33% 0.3 0.3 0.4 0.5 0.6 0.7 Plus: D&A 0.0 0.0 0.0 0.0 0.0 0.0 Less: Capex 0.0 0.0 0.0 0.0 0.0 0.0 % of Revenue 0% 0% 0% 0% 0% 0% Less: Increases (Decreases) in Working Capital 0.0 0.0 0.0 0.0 0.0 0.0 Unlevered Free Cash Flow $0.6 $0.6 $0.8 $1.0 $1.3 $1.5 24.9% UFCF Growth 11% 30% 26% 23% 21% Terminal Value Multiple $0.00 12.0x 13.5x 15.0x 11.0% $0.19 $0.21 $0.23 12.0% $0.19 $0.20 $0.22 13.0% $0.18 $0.20 $0.21 WACC Terminal Value Multiple $17.04 12.0x 13.5x 15.0x 11.0% $21.5 $23.7 $25.9 12.0% $20.6 $22.7 $24.9 13.0% $19.8 $21.8 $23.8 WACC Terminal Value Multiple 12.0x 13.5x 15.0x 11.0% 5.7% 6.2% 6.7% 12.0% 6.6% 7.2% 7.6% 13.0% 7.6% 8.1% 8.6% WACC

Comparable Transactions Analysis Appendix Recent Private Market Comparables 37 Date Buyer Target Value (mm) EBITDA Multiple 6/9/2006 Sponsor Consortium VNU $12,384 11.8x 8/29/2005 Wolters Kluwer NDC (IM) 1,000 10.5x 7/11/2005 VNU IMS Health 7,000 12.3x 6/25/2005 Pearson AGS Publishing 270 11.7x 5/1/2005 T&F Informa IIR 1,400 16.5x 5/26/2005 Reed Elsevier MediMedia MAP 330 16.9x 4/18/2005 GFK NOP World 721 12.1x 4/8/2005 Thomson TradeWeb 535 13.5x 3/7/2005 McGraw Hill JD Power 400 13.5x Average 13.2x

Premiums Paid with Net Cash ___________________________ Source: SDC and company filings. Note: Includes all completed domestic transactions since 2001 with all-cash consideration where acquired equity value > $100 mm and < $2 billion and greater than 50% acquired. Appendix Premiums Paid 38 ($ in millions) Premium Over Target's BLM Premium Over Target's Average Price Average Price Including Net Debt BLM Transaction Date Transaction Net Debt/ Net Cash/ Final/ Final/ Announced Effective Target Name Acquiror Name Value (1) (Cash) (2) Trans. Value 1 Day 30 Days 90 Days 180 Days 1 Day 30 Days 90 Days 180 Days 6/10/2002 7/22/2002 SilverStream Software Inc Novell Inc $212 ($118) 56% 75% 83% 80% 74% 169% 199% 187% 167% 3/14/2005 5/2/2005 Ascential Software Corp IBM Corp 1,120 (480) 43% 18% 19% 25% 32% 31% 34% 46% 61% 4/27/2006 7/5/2006 NetIQ Corp AttachmateWRQ 496 (192) 39% 14% 10% 3% 3% 22% 16% 5% 5% 1/15/2001 3/13/2001 Xircom Inc Intel Corp 702 (250) 36% 39% 59% 35% (13%) 60% 99% 54% (17%) 8/13/2001 10/9/2001 Cheap Tickets Inc Cendant Corp 413 (146) 35% 39% 43% 35% 52% 61% 67% 53% 84% 5/4/2006 7/7/2006 Applied Films Corp Applied Materials Inc 461 (162) 35% 24% 39% 38% 37% 37% 64% 62% 61% 1/13/2003 3/3/2003 Numerical Technologies Inc Synopsys Inc 239 (79) 33% 89% 93% 87% 44% 133% 141% 129% 59% 11/3/2005 12/29/2005 Verity Inc Autonomy Corp PLC 533 (166) 31% 29% 33% 35% 41% 42% 49% 53% 62% 8/10/2006 10/12/2006 FileNet Corp IBM Corp 1,565 (450) 29% 1% 19% 25% 28% 1% 28% 40% 43% 11/12/2002 1/7/2003 InterTrust Technologies Corp Fidelio Acquisition Co LLC 443 (125) 28% 29% 40% 46% 88% 40% 57% 67% 150% 8/18/2005 10/24/2005 Brooktrout Inc EAS Group Inc 183 (51) 28% 38% 25% 27% 18% 53% 33% 36% 24% 2/27/2006 5/25/2006 Stewart & Stevenson Services Armor Holdings Inc 1,123 (312) 28% 35% 45% 57% 58% 48% 64% 85% 85% 11/11/2005 3/1/2006 Enterasys Networks Inc Investor Group 383 (105) 27% 36% 34% 46% 56% 49% 47% 64% 82% 6/1/2005 8/30/2005 Shopping com Ltd eBay Inc 667 (143) 21% 23% 44% 26% 1% 29% 59% 33% 1% 1/18/2005 4/4/2005 Impac Medical Systems Inc Elekta AB 250 (53) 21% 22% 24% 48% 55% 27% 31% 65% 75% 8/3/2006 10/5/2006 MRO Software Inc IBM Corp 766 (154) 20% 19% 31% 36% 53% 24% 40% 47% 71% 6/9/2005 7/29/2005 Niku Corp Computer Assoc Intl Inc 350 (67) 19% 27% 49% 17% 21% 34% 63% 21% 25% 2/18/2003 3/26/2003 Multex.com Inc Reuters Group PLC 243 (46) 19% 60% 60% 91% 102% 75% 74% 117% 134% 4/15/2005 10/4/2005 Brookstone Inc OSIM Brookstone Holdings LP 430 (77) 18% 28% 32% 25% 18% 34% 39% 30% 22% 8/23/2006 10/20/2006 Internet Sec Sys Group Inc IBM Corp 1,303 (220) 17% 8% 20% 31% 28% 9% 25% 40% 35% 5/4/2005 7/1/2005 Bone Care Intl Inc Genzyme Corp 714 (119) 17% 38% 30% 23% 30% 46% 35% 27% 35% 2/14/2002 3/28/2002 Oratec Interventions Inc Smith & Nephew PLC 311 (52) 17% 40% 66% 103% 75% 49% 82% 136% 95% 6/1/2005 9/16/2005 Saucony Inc Stride Rite Corp 170 (28) 17% 15% 13% 0% (5%) 18% 16% 0% (6%) 6/22/2001 7/31/2001 Sunquest Information Systems Misys PLC 404 (65) 16% 63% 58% 82% 98% 75% 69% 100% 122% 12/9/2003 2/12/2004 Systems & Computer Technology SunGard Data Systems Inc 580 (93) 16% 13% 9% 29% 56% 15% 11% 36% 72% 5/7/2001 6/19/2001 Proxicom Inc Dimension Data PLC 443 (71) 16% 33% 119% 55% (22%) 39% 162% 68% (24%) 5/23/2001 9/4/2001 Structural Dynamics Research Electronic Data Systems Corp 984 (149) 15% 39% 50% 74% 92% 45% 60% 91% 116% 9/29/2005 1/4/2006 IDX Systems Corp GE Healthcare Ltd 1,488 (224) 15% 25% 34% 39% 36% 30% 40% 47% 43% 8/21/2003 8/12/2004 CIMA Labs Inc Cephalon Inc 511 (76) 15% 44% 33% 31% 39% 52% 39% 36% 45% 7/7/2003 8/27/2003 Nautica Enterprises Inc VF Corp 590 (83) 14% 29% 44% 60% 58% 34% 52% 73% 70% 12/2/2005 2/9/2006 Provide Commerce Inc Liberty Media Corp 463 (60) 13% 17% 33% 34% 36% 19% 38% 40% 43% 8/4/2003 9/15/2003 SangStat Medical Corp Genzyme Corp 614 (79) 13% 45% 59% 69% 82% 52% 68% 81% 98% 12/4/2002 1/23/2003 Triangle Pharmaceuticals Inc Gilead Sciences Inc 467 (60) 13% 33% 63% 80% 71% 38% 75% 97% 85% 1/29/2006 4/4/2006 Intrado Inc West Corp 512 (61) 12% 14% 13% 24% 45% 15% 15% 27% 53% 10/16/2005 11/30/2005 Adv Neuromodulations Sys Inc St Jude Medical Inc 1,362 (159) 12% 34% 25% 34% 58% 39% 28% 38% 68% 11/8/2002 1/17/2003 Dianon Systems Inc Laboratory Corp of America 601 (60) 10% 16% 16% 20% (7%) 18% 17% 22% (8%) 12/15/2003 1/30/2004 i-Stat Corp Abbott Laboratories 411 (36) 9% 19% 22% 24% 50% 21% 24% 27% 57% 7/23/2002 11/6/2002 ChemFirst Inc DuPont 429 (35) 8% 28% 11% 9% 16% 31% 11% 9% 17% 8/22/2001 11/30/2001 Arnold Industries Inc Roadway Express Inc 554 (44) 8% 5% 12% 17% 17% 5% 13% 18% 19% 5/15/2002 6/27/2002 Boron LePore & Associates Inc Cardinal Health Inc 203 (14) 7% 20% 31% 36% 31% 22% 34% 39% 34% 12/13/2004 1/31/2005 TippingPoint Technologies Inc 3Com Corp 408 (28) 7% 13% 39% 79% 85% 14% 42% 88% 96% 10/8/2003 11/17/2003 Vixel Corp Emulex Corp 316 (21) 7% 18% 26% 37% 91% 19% 28% 40% 101% 12/21/2003 2/11/2004 Esperion Therapeutics Inc Pfizer Inc 1,281 (83) 6% 55% 55% 71% 100% 59% 58% 77% 109% 4/27/2006 7/27/2006 Diagnostic Products Corp Siemens Medical Solutions Inc 1,767 (103) 6% 21% 24% 22% 21% 22% 26% 23% 22% 12/23/2002 3/19/2003 Inktomi Corp Yahoo! Inc 249 (14) 6% 41% 49% 157% 63% 43% 52% 175% 68% 5/13/2002 6/17/2002 Lands' End Inc Sears Roebuck & Co 1,933 (98) 5% 22% 25% 26% 41% 23% 27% 28% 43% 10/24/2001 12/5/2001 Vysis Inc(BP PLC) Abbott Laboratories 365 (16) 4% 33% 44% 29% 72% 34% 46% 31% 76% 2/22/2001 4/3/2001 Efficient Networks Inc Siemens Info & Commun Grp 1,464 (32) 2% 90% 69% (1%) (42%) 92% 70% (1%) (42%) 12/6/2001 4/12/2002 VidaMed Inc Medtronic Inc 257 (5) 2% 40% 40% 58% 43% 40% 41% 59% 44% 3/26/2002 7/1/2002 Liqui-Box Corp Enhance Packaging Technologies 313 (5) 1% 34% 36% 45% 52% 34% 36% 46% 53% All Transactions Mean 18% 32% 39% 44% 44% 40% 51% 56% 57% Median 16% 29% 34% 35% 44% 34% 40% 46% 58% Transactions with Cash > 20% Mean 32% 33% 40% 41% 39% 52% 64% 64% 63% Median 30% 29% 37% 36% 42% 41% 53% 54% 61%

Research Analysts' Views on Neptune

Appendix

Research Commentary

Firm/Analyst	Date	Price Target	Rating	Comments
Natexis Bleichroeder *Alan S. Gould*	11/2/2006	$16.50	NA	◆ "Our 12-month fair value estimate is $16.50. **We do not anticipate any competing bids but believe it is likely that Venus will be compelled to raise its bid slightly, given Neptune's shares 9% premium to the $16 offer, considering the recent success that Neptune has had in patent litigation."**
Stifel Nicolaus *Kit Spring*	11/3/2006	$18.00	Hold	◆ "EBITDA of $3.7 million handily beat our estimate of $2.4 million due to the higher revenues and expenses that grew only 4.7% y/y – **demonstrating the strong operating leverage of the fixed cost business model."** ◆ "Maintaining Hold rating; **risk/reward not compelling this close to the likely buyout price of ~$18.00"** ◆ While a higher bid is a possibility, in our view, so too is the chance that Venus will play hardball as it perhaps the only realistic buyer. **To get higher, we believe one would have to be comfortable with Neptune's terminal multiple being significantly higher than that of Nielsen or Arbitron today** – possible given the likelihood of higher growth but not a no-brainer with Neptune's competitors such as ComScore and Hitwise." ◆ **"Absent a buyout, we believe Neptune will likely be perceived as pricey."**

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WACC Assumptions WACC Analysis ___________________________ Source: Ibbotson, Barra and Bloomberg. Appendix 40 Cost of Equity Low High Equity Market Risk Premium 5.0% 7.0% Levered Beta 1.26 1.28 Adjusted Equity Market Risk Premium 6.3% 9.0% US Risk Free Rate (30 Year U.S. Treasury) 4.70% 4.70% Equity / Value 100% 100% Debt / Value 0% 0% Cost of Equity / WACC 11.0% 13.7%

Exhibit 99(c)(3)

Neptune Special Committee Discussion Materials February 4, 2007 Confidential Presentation to:

Overview Lehman Brothers has been requested by the Special Committee of Independent Directors (the “Special Committee”) of NetRatings, Inc. (“Neptune”) to render our opinion with respect to the fairness, from a financial point of view, to Neptune’s public stockholders of the consideration to be paid by The Nielsen Company (“Venus”) in the Transaction (as defined below) In arriving at our opinion, Lehman Brothers has reviewed and analyzed, among other things: The Agreement and Plan of Merger dated February 5, 2007; Publicly available information concerning Neptune that we believe to be relevant to our analysis, including but not limited to filings such as the Annual Reports on Form 10-K; Financial and operating information with respect to the business, operations and prospects of Neptune furnished to us by the management team including the Company’s November 2006 5-Year Plan and estimates of future patent royalties; A comparison of the historical financial results and present financial condition of Neptune with those of other companies that we believe to be relevant; Trading history of Neptune’s common stock from 2002 to 2007 Published estimates of third party research analysts with respect to the future financial performance of Neptune; Proposed financial terms of the Proposed Transaction with publicly available financial terms of certain business combination transactions that we deemed relevant; and In addition, we have had discussions with the management of Neptune concerning their business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate Lehman Brothers has assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied on the assurances of the management of Neptune that they are not aware of any facts or circumstances that would make such information inaccurate or misleading Furthermore, we understand that the Special Committee has received the oral opinion of Charles River Associates that it believes that the Company’s projections relating to future patent royalties to be reasonable. Upon advice of the Special Committee, we have relied, without independent verification, upon such projections relating to future patent royalties Certain of the assumptions made in our analysis are set forth in more detail in the text of our opinion, copies of which are available for review by the Special Committee Overview 1

Summary of Transaction

Summary of Key Events

Summary of Transaction

October 2006						
S	M	T	W	T	F	S
1	2	3	4	5	6	7
8	9	10	11	12	13	14
15	16	17	18	19	20	21
22	23	24	25	26	27	28
29	30	31				

November 2006						
S	M	T	W	T	F	S
			1	2	3	4
5	6	7	8	9	10	11
12	13	14	15	16	17	18
19	20	21	22	23	24	25
26	27	28	29	30		

December 2006						
S	M	T	W	T	F	S
					1	2
3	4	5	6	7	8	9
10	11	12	13	14	15	16
17	18	19	20	21	22	23
24	25	26	27	28	29	30

January 2007						
S	M	T	W	T	F	S
	1	2	3	4	5	6
7	8	9	10	11	12	13
14	15	16	17	18	19	20
21	22	23	24	25	26	27
28	29	30	31			

Date	Event
July 7	◆ Lehman Brothers presented to Neptune's management team and Independent Directors regarding potential process and transaction considerations
October 9	◆ Venus made initial offer to acquire the remaining public shares of Neptune for $16 per share
October 10	◆ Neptune's Board of Directors formed the Special Committee of Independent Directors ◆ Special Committee retains Lehman Brothers and Gibson Dunn as their financial and legal advisors
October 11 – November 17	◆ Lehman Brothers conducts extensive due diligence with various members of Neptune's management team and 3rd party advisors – Diligence topics include business / product review, historical financials, patents, joint ventures, management's 5-year projections, synergies / Venus relationship, NOLs and IT
November 9	◆ JP Morgan (Venus's financial advisor) presents its views on valuation to Lehman Brothers
November 29	◆ Lehman Brothers presents its views on Neptune valuation, tactics and next steps to the Special Committee
December 12	◆ Lehman Brothers presents its views on Neptune valuation to JP Morgan – On behalf of the Special Committee, Lehman Brothers formally rejects the $16 per share offer
January 29 - 31	◆ Special Committee and its advisors negotiate with Venus and its advisors ◆ Venus proposes offer to acquire Neptune shares for $21 per share
February 1	◆ Review and negotiate draft Agreement and Plan of Merger
February 4	◆ Special Committee meets to approve transaction
February 5	◆ Announcement

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Key Terms Summary of Venus Offer Summary of Transaction Summary Terms Offer Premiums Description Consideration Transaction Value Original Offer Final Offer Venus has agreed to acquire the 16 million shares (1) it does not already own representing 57% of total outstanding common stock of Neptune $21 per share in cash Aggregate consideration of $327 million, implying an equity value of $780 million and firm value of $646 million (excluding $181 million of Neptune’s cash) Negotiated merger (no tender) Proxy filing in compliance with Rule 13e-3 Approval by majority of all outstanding shares required No majority of the minority condition Offer Price: Original Offer Current Price 1 Day Prior 30 Day Avg. 60 Day Avg. 90 Day Avg. 180 Day Avg. 1 Year Avg. 52 Week High 52 Week Low 5 Year High (3) 5 Year Low (3) $16.00 $21.00 NM (12%) 10% 10% 10% 15% 17% 18% 3% 42% (23%) 300% 31% 16% 44% 44% 45% 51% 53% 55% 35% 87% 1% 525% ___________________________ 14.5 mm publicly owned shares outstanding, 1.1 mm net options (treasury method) with average exercise price of $10.70. Stock price / averages prior to announcement of Venus offer, except current price. 5 Year high occurred on December 2, 2004, 5 Year low occurred on September 4, 2002. $16.00 $18.15 $14.57 $14.59 $14.51 $13.87 $13.73 $13.55 $15.50 $11.26 $20.86 $4.00 % Premium / (Discount) to (2) 3

Valuation Considerations

Value of synergies to Venus Discounted cash flow assumptions: 12-15x terminal EBITDA multiple 11-13% WACC Comparable trading company assumptions: Comparable universe includes selected web analytics, digital marketing and market research companies Forward revenue, EBITDA and growth-adjusted EBITDA multiples Premiums paid assumptions: Minority squeeze-out transactions from 2001 to present Relevance of cash balances as it relates to take-over premia All cash transactions with acquired equity value greater than $100 million and less than $2 billion since 2001 Value of other non-operating assets include: Patent royalties based on Management’s estimates NOLs from both Neptune and Venus perspectives Overview of Valuation Analysis Valuation Methodologies Other Considerations Valuation Considerations 4

Valuation Summary Price per Neptune Share Final Offer Price ($21) ___________________________ Patent valuation based on future patent royalty projections as prepared by management (reviewed by Gibson Dunn and CRA International and not independently verified by Lehman Brothers) discounted at the mid-point of WACC range (12%). Premiums to 1 Day, 30 Day, 90 Day and 180 Day averages prior to announcement. 2007E comparable company multiples applied to 2008E Management Plan estimates and prices discounted by 1-year at midpoint of cost of equity range (12%). Valuation Considerations Original Offer Price ($16) Comparable Companies (3): (2) DCF valuation ranges include $1.31 per share value of patents and NOLs to Neptune (1) Comparable Company valuation ranges include $0.60 per share value of patents to Neptune (1) 5 $13.07 $14.50 $18.42 $13.72 $18.11 $18.00 $19.56 $17.25 $16.50 $21.94 $16.10 $14.72 $16.79 $21.32 $10 $15 $20 $25 $30 EBITDA Multiples Revenue Multiples Growth Adjusted Multiples Research Price Targets Premiums Paid DCF - Research Case DCF - Management Plan

DCF Summary – Management Plan

Valuation Considerations

5-year Discounted Cash Flow Analysis [1]

($ in millions)

	2006E	2007E	2008E	2009E	2010E	2011E	'07-'11 CAGR
Revenues	$74.2	$86.5	$106.5	$127.0	$146.6	$166.0	17.7%
% Growth		17%	23%	19%	15%	13%	
EBITDA	$6.5	$9.3	$22.7	$35.9	$47.8	$58.7	58.7%
% Margin	9%	11%	21%	28%	33%	35%	
% Growth		43%	146%	58%	33%	23%	
Less: D&A	4.3	4.4	4.4	4.4	4.4	4.4	
EBIT	$2.2	$4.9	$18.4	$31.5	$43.4	$54.3	82.6%
Less: Cash Taxes @ 36% [2]	0.8	1.7	6.6	11.3	15.5	19.4	
Plus: D&A	4.3	4.4	4.4	4.4	4.4	4.4	
Less: Capex	5.0	5.0	5.0	5.0	5.0	5.0	
% of Revenue	7%	6%	5%	4%	3%	3%	
Less: Change in Working Capital	(0.5)	0.2	(0.3)	(0.2)	(0.0)	0.1	
Unlevered Free Cash Flow	$0.2	$2.7	$10.8	$19.5	$27.3	$34.4	89.2%
UFCF Growth		1485%	304%	80%	40%	26%	

Enterprise Value

	Terminal Value Multiple		
WACC	12.0x	13.5x	15.0x
11.0%	$537	$596	$655
12.0%	$514	$570	$627
13.0%	$492	$546	$600

Price per Share [3]

	Terminal Value Multiple		
WACC	12.0x	13.5x	15.0x
11.0%	$17.85	$19.24	$20.63
12.0%	$17.31	$18.64	$19.97
13.0%	$16.80	$18.07	$19.35

Implied Perpetuity Growth Rate

	Terminal Value Multiple		
WACC	12.0x	13.5x	15.0x
11.0%	6.4%	6.9%	7.3%
12.0%	7.4%	7.8%	8.2%
13.0%	8.3%	8.8%	9.2%

Note: DCF value as of 12/31/2006, assuming end-of-year convention. Includes JVs and excludes synergies, patents and NOLs.

1. *Consolidated financials*
2. *Weighted average cash tax rate in countries where Neptune operates and projects positive taxable income by 2011.*
3. *Price per Share excludes ~$0.90-$1.18 / share of value attributable to unowned minority stake of Japan JV and ~$0.18-$0.23 / share of value attributable to unowned minority stake of France JV. Assumes ~38 mm fully diluted shares outstanding including restricted stock.*

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6

DCF - Revenue and Margin Sensitivity Analysis Price per Share - 12.0x Terminal Multiple / 12% WACC Price per Share - 15.0x Terminal Multiple / 12% WACC Valuation Considerations Management Plan assumes ~$20 million annual revenue increase and 35% 2011E EBITDA margin 7 Annual Revenue Increase (mm) $10 $15 $20 $25 $30 20% $9.34 $10.34 $11.34 $12.32 $13.29 25% $10.74 $11.97 $13.18 $14.38 $15.57 30% $12.11 $13.56 $14.99 $16.42 $17.85 35% $13.46 $15.13 $16.80 $18.46 $20.13 40% $14.80 $16.70 $18.60 $20.51 $22.41 2011E EBITDA Margin Annual Revenue Increase (mm) $10 $15 $20 $25 $30 20% $10.58 $11.80 $12.99 $14.17 $15.34 25% $12.26 $13.74 $15.20 $16.67 $18.14 30% $13.90 $15.66 $17.42 $19.17 $20.93 35% $15.54 $17.58 $19.63 $21.68 $23.72 40% $17.17 $19.51 $21.84 $24.18 $26.52 2011E EBITDA Margin

DCF Summary – Research Projections 5-year Discounted Cash Flow Analysis (1) Enterprise Value Price per Share Implied Perpetuity Growth Rate Valuation Considerations ___________________________ Source: Stifel Nicolaus (11/3/2006), Stephens Inc. (11/3/2006) and Natexis Bleichroeder (1/18/2007). Note: DCF value as of 12/31/2006, assuming end-of-year convention. Includes JVs and excludes synergies, patents and NOLs. Excludes $6.6 mm in 2006 and $2 mm in 2007 attributable to patent revenue (EBITDA of $4.2 mm in 2006 and $1.3 mm in 2007). Assumes no additional expenses or taxes related to this revenue. Assumed to include minority interest expense. Weighted average cash tax rate in countries where Neptune operates and projects positive taxable income by 2011. (3) 8 ($ in millions) 2006E 2007E 2008E 2009E 2010E '07-'10 CAGR Revenues $74.3 $88.2 $102.8 $110.7 $122.2 11.5% % Growth 19% 17% 8% 10% EBITDA (2) $5.9 $13.6 $20.2 $26.1 $31.6 32.4% % Margin 8% 15% 20% 24% 26% % Growth 130% 48% 29% 21% Less: D&A 4.3 4.4 4.4 4.4 4.4 EBIT $1.7 $9.3 $15.8 $21.7 $27.2 43.3% Less: Cash Taxes @ 36%(3) 0.6 3.3 5.6 7.8 9.7 Plus: D&A 4.3 4.4 4.4 4.4 4.4 Less: Capex 5.5 5.6 5.8 6.0 6.2 % of Revenue 7% 6% 6% 5% 5% Less: Change in Working Capital (0.5) 0.2 (0.3) (0.2) (0.0) Unlevered Free Cash Flow ($0.7) $4.9 $8.4 $12.2 $15.6 47.3% UFCF Growth NM 71% 45% 29% Terminal Value Multiple $14.12 12.0x 13.5x 15.0x 11.0% $12.96 $13.88 $14.79 12.0% $12.68 $13.57 $14.45 13.0% $12.41 $13.27 $14.12 WACC Terminal Value Multiple $349.69 12.0x 13.5x 15.0x 11.0% $306 $340 $375 12.0% $296 $329 $362 13.0% $286 $318 $350 WACC  Terminal Value Multiple 12.0x 13.5x 15.0x 11.0% 12.0% 13.0% 6.8% 7.8% 8.8% 7.3% 8.2% 9.2% 7.6% 8.6% 9.6% WACC

Minority Squeeze-Out Premiums Paid All Cash Premiums Paid ___________________________ Source: SDC and Company filings. Note: Includes all completed and pending domestic transactions since 2001 with all-cash consideration where acquirer owned greater than 50% or had voting control of target before the transaction. Acquired equity value > $100 mm. Transaction value represents equity value of the public shareholders' stake that the acquiror proposed to acquire. Does not include assumed liabilities. Minority shareholders’ share of net debt / (cash). Prior to announcement of original Venus offer of $16/share on 10/9/2006. Valuation Considerations 9 ($ in millions) Premium Over Target's Average Price Transaction Date Transaction Net Debt/ % Initial Final Final/ 52-Week Announced Effective Target Name Acquiror Name Value (1) (Cash) (2) Sought 1-Day Prem. Bump 1 Day 30 Days 90 Days 180 Days 11/20/2006 Pending TD Banknorth Toronto-Dominion Bank $3,232 $375 45% 7% 0% 7% 9% 11% 11% 02/06/2006 05/17/2006 Lafarge North America Lafarge SA 3,018 45 47% 17% 14% 33% 44% 45% 39% 09/01/2005 11/09/2005 7-Eleven 7-Eleven Japan Co 1,301 278 23% 15% 15% 32% 21% 25% 39% 07/01/2005 10/28/2005 Tipperary Corp Santos Ltd 140 54 46% 19% 0% 19% 32% 63% 61% 03/07/2005 12/16/2005 Insight Communications S. Knafel, M. Willner, Carlyle 608 2,316 86% 11% 10% 21% 18% 27% 30% 02/21/2005 07/26/2005 Eon Labs Novartis 933 (64) 32% 10% 0% 10% 18% 22% 11% 01/27/2005 04/21/2005 Genencor International Inc Danisco A/S 184 10 16% 24% 0% 24% 20% 20% 23% 08/02/2004 12/08/2004 Cox Communications Cox Enterprises 8,390 2,504 38% 16% 9% 26% 23% 15% 9% 07/22/2004 12/23/2004 AMC Entertainment Investor Group 1,892 174 50% 14% 0% 14% 29% 27% 29% 11/07/2003 05/27/2004 BarnesandNoble.com Barnes & Noble Inc 122 (10) 25% 11% 22% 36% 28% 30% 56% 06/02/2003 08/22/2003 Ribapharm, Inc ICN Pharmaceuticals, Inc 187 74 20% 10% 12% 23% 39% 30% 26% 07/26/2002 02/28/2003 International Specialty Prods Samuel J Heyman 138 93 20% 1% 3% 4% 23% 17% 18% 06/17/2002 08/05/2002 Fortress Group Inc Lennar Corp 112 27 27% 17% 0% 17% 21% 21% 45% 02/19/2002 04/11/2002 Travelocity.com Sabre Holdings Group 447 (32) 30% 20% 22% 46% 23% 32% 19% 10/10/2001 11/27/2001 TD Waterhouse Group Tornoto-Dominion Bank 403 (40) 11% 45% 6% 53% 36% 4% (11%) 10/01/2001 02/13/2002 NCH Corp Investor Group 122 (33) 46% 21% 11% 34% 23% 14% 10% 09/21/2001 11/07/2001 Prodigy Communications SBC Communications 467 70 58% 55% 21% 88% 23% 36% 65% 05/23/2001 09/28/2001 Unigraphics Solutions Inc EDS Corp 208 24 14% 27% 20% 53% 77% 67% 71% 03/26/2001 08/21/2001 CSFB Direct CSFB 110 NA 18% 60% 50% 140% 84% 55% 13% 02/15/2001 09/28/2001 Westfield America Inc Westfield America Trust 1,051 584 23% 12% 0% 12% 12% 18% 15% 01/25/2001 06/20/2001 Sodexho Marriott Services Sodexho Alliance 1,145 493 52% 9% 19% 29% 46% 63% 80% Mean 20% 11% 34% 31% 30% 31% Median 16% 10% 26% 23% 27% 26% 10/07/2006 10/06/2006 Neptune Neptune Neptune Stock Price (3) $14.57 $14.59 $13.87 $13.73 Implied Neptune Share Price Mean $19.56 $19.11 $18.10 $18.02 Median $18.36 $17.98 $17.58 $17.25

Neptune Historical Stock Price Trends 5-Year Trading History of Neptune Common Stock (000’s) 5-Year Average Pre-announcement Averages 30-Day Average: $14.59 60-Day Average: $14.51 90-Day Average: $13.87 180-Day Average: $13.73 1-Year Average: $13.55 5-Year Average: $12.20 52-Week High: $15.50 52-Week Low: $11.26 5-Year High: $20.86 1-Year Average Appendix 10 5/7/02: Announced acq of eRatings.com 12/22/03: Announced the acquisition of Redsheriff 10/14/04: Reported improvements to AdRelevance and NetView Services 3/10/05: Announced Fourth Quarter and Year-End 2004 Financial Results 6/14/06: Announced Expansion of Measurement Capabilities for Digital Audio and Video Content 8/2/06: Announced Positive Second Quarter 2006 Financial Results 10/9/06: Venus Offer for Neptune Announced 11/2/06: Announced Positive Third Quarter 2006 Financial Results 12/14/05: Venus / KKR Discussions Leaked 3/8/06: Venus LBO Announced 1/16/07: Special Committee Updates Shareholders 1/31/2002 8/21/2002 3/12/2003 10/1/2003 4/21/2004 11/10/2004 6/1/2005 12/21/2005 7/12/2006 1/31/2007 $0 $5 $10 $15 $20 $25 0 500 1,000 1,500 2,000 2,500 3,000 3,500 Price Volume

Trading Dynamics Appendix Stock Price / Volume Distribution % of Total Volume <$12 $12-$14 $14-$16 $16-$18 >$18 Most shareholders in the six months prior to announcement acquired the stock between $12 - $14 11 4% 43% 54% 2% 56% 43% 6% 68% 25% 3% 28% 7% 16% 30% 20% 6% 8% 85% 15% 47% 37% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Weighted Average Daily Avg. Price Trading Volume Post Announcement $17.39 118,044 Last 3 months prior to announcement 13.83 75,983 Last 6 months prior to announcement 13.79 86,799 Last 1 year prior to announcement 13.43 96,453 Last 2 years prior to announcement 14.78 88,386 Last 5 years prior to announcement 12.82 75,658

Purchase Price Premiums Analysis

Valuation Considerations

Illustrative Purchase Price Ratio Analysis

($ in millions, except share price)

			Prior to Original Offer	Original Offer	Current Price	Final Offer
			$14.57	**$16.00**	**$18.15**	**$21.00**
% Premium		**Metric**				
1-Day Prior to Announcement		$14.57	NM	10%	25%	44%
30-Day Average		14.59	(0%)	10%	24%	44%
52-Week High		15.50	(6%)	3%	17%	35%
52-Week Low		11.26	29%	42%	61%	87%
Equity Value			**$541**	**$594**	**$674**	**$780**
Cash			(181)	(181)	(181)	(181)
Minority Interest [1]			47	47	47	47
Enterprise Value			**$407**	**$460**	**$540**	**$646**
Management Plan		**Metric [2]**				
EV / Revenue	2006E	$74	5.5x	6.2x	7.3x	8.7x
	2007E	87	4.7x	5.3x	6.2x	7.5x
	2008E	107	3.8x	4.3x	5.1x	6.1x
EV / EBITDA	2006E	$6	63x	71x	83x	100x
	2007E	9	44x	50x	58x	70x
	2008E	23	18x	20x	24x	28x
Management Plan w/ 50% Synergies		*Metric [3]*				
EV / EBITDA	*2006E*	*$15*	*27x*	*31x*	*36x*	*43x*
	2007E	*18*	*23x*	*26x*	*31x*	*37x*
	2008E	*31*	*13x*	*15x*	*17x*	*21x*

Note: Assumes ~36.0mm basic shares outstanding and ~2.2 mm fully diluted options with a weighted average exercise price of $10.70. Treasury method used for option calculation at various implied offer prices. Multiples not adjusted for NOLs.

1. *Valued at the midpoint of the DCF valuation.*
2. *Management Plan excluding Patents.*
3. *Management Plan excluding Patents and including 50% of projected annual synergies (~$8.4 mm).*

LEHMAN BROTHERS

12

Comparable Company Analysis ___________________________ Source: Company filings and Wall Street research. Share prices exclude minority interest in JVs valued at same multiple (Japan 2008E revenue and EBITDA of $11.4 mm and $4.2 mm; France 2008E revenue and EBITDA of $4.3 mm and $1.2 mm). Assumes $181 mm cash balance as of 9/30/2006. Share prices discounted by 1-year using midpoint of assumed range of Neptune’s cost of equity (12%). 2006-2008 EBITDA CAGR. Omniture only as 2008 projections not available for other companies in Web Analytics sector. 2007-2011 EBITDA CAGR. Valuation Considerations Comparable Company Analysis 13 Low High Neptune 2008 Metric Low Equity Value / Share (1) High Equity Value / Share (1) 2007E Revenue Multiples Web Analytics 2.0x 6.0x Digital Marketing 2.0x 4.0x Market Research 3.4x 6.4x Revenue Multiple Reference Range 4.0x 5.0x $106.5 $13.90 $16.19 2007E EBITDA Multiples Web Analytics 15.9x 35.4x Digital Marketing 13.8x 17.4x Market Research 13.5x 23.7x EBITDA Multiple Reference Range 16.5x 20.0x $22.7 $12.47 $14.11 Growth Adjusted 2007E EBITDA Multiples (2) Web Analytics (3) 0.25x 0.25x Digital Marketing 0.40x 0.66x Market Research 0.85x 1.27x Growth Adjusted EBITDA Reference Range 0.45x 0.55x 59% (4) $17.82 $20.72

Trading Comparables

Valuation Considerations

As of January 31, 2007

Valuation of Selected New Media Companies

($ in millions, except per share data)

Category / Company	Stock Price 1.01.2007	Equity Value	Firm Value	FV / Revenue 2006E	FV / Revenue 2007E	FV / Revenue 2008E	FV / Gr. Adj. 2007E Revenue	FV / EBITDA 2006E	FV / EBITDA 2007E	FV / EBITDA 2008E	FV / Gr. Adj. 2007E EBITDA
Web Analytics											
Omniture	$15.18	$822	$766	9.6x	6.0x	4.1x	0.11x	NM	35.4x	17.3x	0.25x
Unica	11.95	256	215	2.5x	2.0x	1.6x	0.08x	23.7x	15.9x	10.5x	0.33x
Webside Story	14.31	296	297	4.4x	3.3x	NA	0.21x	46.1x	19.6x	NA	0.14x
			Mean	5.5x	3.8x	2.9x	0.13x	34.9x	23.6x	13.9x	0.24x
			Median	4.4x	3.3x	2.9x	0.11x	34.9x	19.6x	13.9x	0.25x
Digital Marketing											
24/7 Real Media	$10.11	$555	$511	2.6x	2.0x	1.5x	0.07x	26.1x	17.4x	12.7x	0.40x
aQuantive	26.80	2,476	2,152	5.0x	4.0x	3.4x	0.18x	18.9x	15.1x	12.1x	0.61x
ValueClick	25.52	2,600	2,370	4.4x	3.6x	3.1x	0.19x	17.2x	13.8x	11.7x	0.66x
			Mean	4.0x	3.2x	2.7x	0.15x	20.7x	15.5x	12.2x	0.56x
			Median	4.4x	3.6x	3.1x	0.18x	18.9x	15.1x	12.1x	0.61x
Market Research											
Data Monitor	$11.22	$886	$858	7.1x	6.4x	5.8x	0.58x	27.1x	23.7x	19.3x	1.27x
Greenfield Online	14.40	389	359	3.7x	3.4x	3.1x	0.37x	15.1x	13.5x	11.3x	0.85x
Arbitron	46.37	1,388	1,350	4.1x	3.8x	3.5x	0.49x	14.4x	16.1x	14.4x	NM
			Mean	5.0x	4.5x	4.1x	0.48x	18.9x	17.8x	15.0x	1.06x
			Median	4.1x	3.8x	3.5x	0.49x	15.1x	16.1x	14.4x	1.06x
Overall											
			Mean	4.8x	3.8x	3.3x	0.25x	23.6x	19.0x	13.7x	0.56x
			Median	4.4x	3.6x	3.3x	0.19x	21.3x	16.1x	12.4x	0.51x

Note: Neptune multiples not adjusted for NOL. Multiples >45 or <0 are labeled NM.

LEHMAN BROTHERS

14

Comparable Operating Metrics Operating Metrics of Selected New Media Companies ___________________________ Growth rates are for ’06-’07. They are not included in the Total mean and median. Valuation Considerations 15 Category / Rev CAGR EBITDA EBITDA Margin Gross Margin Company '06-'08 CAGR '06-'08 2006E 2007E 2008E 2006E 2007E 2008E Web Analytics Omniture 53% 139% 10% 17% 24% 62% 64% 64% Unica (1) 25% 48% 10% 12% 16% 81% 81% NA WebsideStory (1) 32% 135% 9% 17% NA 77% 76% NA Mean 36% 108% 10% 15% 20% 73% 74% 64% Median 32% 135% 10% 17% 20% 77% 76% 64% Digital Marketing 24/7 Real Media 30% 44% 10% 11% 12% 36% 34% 33% aQuantive 22% 25% 27% 27% 28% 85% 83% 83% ValueClick 19% 21% 26% 26% 27% 69% 70% 70% Mean 24% 30% 21% 21% 22% 63% 63% 62% Median 22% 25% 26% 26% 27% 69% 70% 70% Market Research Data Monitor 11% 19% 26% 27% 30% NA NA NA Greenfield Online 9% 16% 24% 25% 28% 76% 76% 76% Arbitron 8% 0% 29% 24% 25% 61% 57% 57% Mean 9% 12% 26% 25% 27% 69% 66% 66% Median 9% 16% 26% 25% 28% 69% 66% 66% Overall Mean 16% 21% 24% 23% 25% 65% 64% 64% Median 15% 20% 26% 26% 27% 69% 70% 70%

Valuation of NOLs

Valuation Considerations

NOL Valuation (Neptune Perspective)

U.S. NOLs [1]

($ in millions)

	2007E	2008E	2009E	2010E	2011E
U.S. EBT	$1	$8	$14	$20	$25
Patent Recovery (Pre-Tax)	5	6	8	9	10
Total Neptune Taxable Income	$7	$14	$22	$28	$34
NOL Utilization	($7)	($14)	($22)	($28)	($11)
Tax Savings	3	5	9	11	4
NOLs Remaining	$75	$61	$39	$11	$0

	Value	Per Share
Present Value of Cash Flows @11% WACC	$23	$0.60
Present Value of Cash Flows @12% WACC	$22	$0.58
Present Value of Cash Flows @13% WACC	$21	$0.57

Australia NOLs [2]

($ in millions)

	2007E	2008E	2009E	2010E	2011E	2016E
Australia EBT	$1	$1	$2	$2	$3	$6
NOL Utilization	($1)	($1)	($2)	($2)	($3)	($6)
Tax Savings	0	0	1	1	1	2
NOLs Remaining	$31	$30	$28	$26	$23	$0

	Value	Per Share
Present Value of Cash Flows @11% WACC	$5	$0.13
Present Value of Cash Flows @12% WACC	$5	$0.12
Present Value of Cash Flows @13% WACC	$4	$0.11

Total NOL Value to Neptune = ~$0.70 / share

NOL Valuation (Venus Perspective)

- Value of Neptune's NOLs to Venus is dependent on its taxable income in the U.S. and Australia
- Based on Wall Street research, Venus is projected to have considerable pre-tax income in 2007
- Neptune's NOLs would not be subject to a §382 limitation as Venus has been a 50%+ shareholder in Neptune for over 5 years
- Assuming Venus generated at least $113 mm of pre-tax income ($82 mm in the U.S. and $32 mm in Australia) it would be able to use all of Neptune's NOLs immediately

Potential Venus Usage of Neptune's NOLs

Value per Share of Neptune's U.S. NOLs

		U.S. NOL Usage in Years		
		1 Year	2 Year	3 Year
WACC	11.0%	$0.76	$0.72	$0.69
	12.0%	$0.75	$0.71	$0.67
	13.0%	$0.74	$0.70	$0.66

Value per Share of Neptune's Australian NOLs

		AUS NOL Usage in Years		
		1 Year	2 Year	3 Year
WACC	11.0%	$0.23	$0.22	$0.20
	12.0%	$0.22	$0.21	$0.20
	13.0%	$0.22	$0.21	$0.20

Potential NOL Value to Venus = ~$0.86 - $0.98 / share

1. Assumes ~$82 mm NOL balance as of 12/31/2006 and a U.S. tax rate of 39%. Assumes Management projections for U.S. based operations from 2007-2011.
2. Assumes ~$32 mm NOL balance as of 12/31/2006 and an Australian tax rate of 30%. Assumes Management projections for Australian based operations from 2007-2011.

LEHMAN BROTHERS

16

Appendix

Neptune Shareholder Composition

Appendix

Neptune's largest shareholders continue to include several large hedge funds

Shareholder Composition and Activity

3Q06 Rank	Institution	9/30/06 Shares (mm)	% of Float[1]	Cumulative % of Float[1]	Change in 3Q06	Change in 2Q06	Change in 1Q06	Change in 4Q05	9/30/05 Shares (mm)	3Q05 Rank
1	TCS Capital Management LLC	3.5	24%	24%	-	0.1	-	-	3.4	1
2	Dimensional Fund Advisors, Inc[4]	1.6	11%	35%	(0.0)	(0.1)	0.1	(0.1)	1.6	3
3	S.A.C. Capital Advisors	1.5	10%	45%	(0.1)	(0.0)	0.2	(0.3)	1.7	2
4	Transcosmos, Inc.[3]	1.2	8%	54%	-	-	-	-	1.2	4
5	Engemann Asset Management	0.5	3%	57%	0.4	(0.5)	0.4	0.2	-	-
6	Barclays Global Investors NA (CA)	0.5	3%	60%	(0.0)	(0.0)	0.0	0.0	0.5	8
7	Neuberger Berman LLC	0.5	3%	63%	0.0	0.3	(0.0)	(0.0)	0.2	11
8	Vanguard Group, Inc.	0.4	3%	66%	0.0	0.0	0.0	0.1	0.3	10
9	Loomis, Sayles & Co. LP	0.4	3%	69%	0.1	0.1	0.2	-	-	-
10	Pirate Capital LLC	0.3	2%	72%	(0.2)	0.6	-	-	-	-
11	Quantitative Management Associates LLC	0.3	2%	74%	0.3	-	-	-	-	-
12	The Galleon Group	0.3	2%	76%	(0.1)	0.0	(0.3)	(0.0)	0.6	5
13	State Street Global Advisors	0.2	1%	77%	0.0	0.0	0.0	0.0	0.2	12
14	Harris Associates LP[4]	0.2	1%	78%	-	0.1	0.1	-	-	-
15	Mellon Equity Associates LLP	0.1	1%	79%	0.1	-	-	-	-	-
-	Eagle Asset Management, Inc.	-	0%		-	-	(0.5)	(0.1)	0.6	6
23	Doheny Asset Management LLC[5]	-	0%		(0.0)	(0.0)	(0.4)	0.0	0.5	7
60	Fidelity Management & Research	0.0	0%		0.0	-	-	(0.4)	0.4	9
16	CalPERS	0.1	1%		(0.0)	0.0	(0.0)	-	0.1	13
-	Oppenheimer Capital	-	0%		-	-	-	(0.1)	0.1	14
22	Kinetics Asset Management, Inc.	0.1	1%		(0.0)	(0.0)	(0.0)	(0.0)	0.1	15
	Top 15 Shareholders	**11.4**	**79%**						**11.4**	

Note: Excludes Venus.
Source: FactSet.
1. *Float is based on basic shares outstanding less Venus' holdings. There are ~36.0mm shares outstanding and Venus holds ~21.6mm.*
2. *Bought ~5,000 additional shares in 4Q 2006.*
3. *Transcosmos is no longer reporting activity and may still hold 1.2 million shares (~8% of float).*
4. *Did not change position in 4Q 2006.*
5. *Sold entire position, ~79,000 shares, in 4Q 2006.*

LEHMAN BROTHERS

17

Japan Joint Venture Valuation 5-year Discounted Cash Flow Analysis (1) Enterprise Value Minority Interest per Neptune Share (2) ___________________________ Consolidated financials. Neptune owns 57% of the Japan Joint Venture. Proportional for Neptune’s ownership. Assumes ~38 mm fully diluted shares outstanding. Implied Perpetuity Growth Rate Management Base Case Appendix 18 ($ in millions) 2006E 2007E 2008E 2009E 2010E 2011E '07-'11 CAGR Revenues $8.1 $9.3 $11.4 $13.8 $15.9 $18.2 18.3% % Growth 15% 23% 21% 15% 15% EBITDA $2.5 $3.0 $4.2 $5.9 $7.3 $9.0 32.1% % Margin 31% 32% 37% 42% 46% 49% Less: D&A 0.1 0.2 0.2 0.2 0.2 0.2 EBIT $2.4 $2.8 $4.1 $5.7 $7.1 $8.8 33.3% Less: Cash Taxes @ 40% 1.0 1.1 1.6 2.3 2.8 3.5 Plus: D&A 0.1 0.2 0.2 0.2 0.2 0.2 Less: Capex 0.1 0.2 0.2 0.2 0.2 0.2 % of Revenue 1% 2% 1% 1% 1% 1% Less: Increases (Decreases) in Working Capital 0.0 0.0 0.0 0.0 0.0 0.0 Unlevered Free Cash Flow $1.5 $1.7 $2.4 $3.4 $4.3 $5.3 33.3% UFCF Growth 16% 45% 40% 25% 24% Terminal Value Multiple 12.0x 13.5x 15.0x 11.0% $0.98 $1.08 $1.18 12.0% $0.94 $1.04 $1.13 13.0% $0.90 $0.99 $1.09 WACC Terminal Value Multiple $81.32 12.0x 13.5x 15.0x 11.0% $85.5 $94.7 $103.9 12.0% $81.9 $90.7 $99.5 13.0% $78.5 $86.9 $95.3 WACC

France Joint Venture Valuation 5-year Discounted Cash Flow Analysis (1) ___________________________ Consolidated financials. Neptune owns 66% of the France Joint Venture. Proportional for Neptune’s ownership. Assumes ~38 mm fully diluted shares outstanding. Management Base Case Appendix Enterprise Value Minority Interest per Neptune Share (2) Implied Perpetuity Growth Rate 19 ($ in millions) 2006E 2007E 2008E 2009E 2010E 2011E '07-'11 CAGR Revenues $4.0 $3.9 $4.3 $4.8 $5.3 $5.8 10.0% % Growth (0%) 10% 10% 10% 10% EBITDA $0.8 $0.9 $1.2 $1.5 $1.9 $2.3 24.7% % Margin 21% 24% 28% 32% 36% 39% Less: D&A 0.0 0.0 0.0 0.0 0.0 0.0 EBIT $0.8 $0.9 $1.2 $1.5 $1.9 $2.3 24.9% Less: Cash Taxes @ 33% 0.3 0.3 0.4 0.5 0.6 0.7 Plus: D&A 0.0 0.0 0.0 0.0 0.0 0.0 Less: Capex 0.0 0.0 0.0 0.0 0.0 0.0 % of Revenue 0% 0% 0% 0% 0% 0% Less: Increases (Decreases) in Working Capital 0.0 0.0 0.0 0.0 0.0 0.0 Unlevered Free Cash Flow $0.6 $0.6 $0.8 $1.0 $1.3 $1.5 24.9% UFCF Growth 11% 30% 26% 23% 21% Terminal Value Multiple $0.00 12.0x 13.5x 15.0x 11.0% $0.19 $0.21 $0.23 12.0% $0.19 $0.20 $0.22 13.0% $0.18 $0.20 $0.21 WACC Terminal Value Multiple $17.04 12.0x 13.5x 15.0x 11.0% $21.5 $23.7 $25.9 12.0% $20.6 $22.7 $24.9 13.0% $19.8 $21.8 $23.8 WACC Terminal Value Multiple 12.0x 13.5x 15.0x 11.0% 5.7% 6.2% 6.7% 12.0% 6.6% 7.2% 7.6% 13.0% 7.6% 8.1% 8.6% WACC

Research Analysts’ Views on Neptune “At $18.13, Neptune is very close to the anticipated higher buyout bid, which we expect to come in around $18.00-19.00. While an even higher bid is a possibility, in our view, so too is the chance that Venus will play hardball as it is perhaps the only realistic buyer.” “Absent a buyout, we believe Neptune will likely be perceived as pricey: At $18.13, Neptune trades at 5x 2007E EV/Revenues, 33x 2007E EV/EBITDA, and 22.5x EV/EBITDA excluding public-company expenses.” NA NA 1/29/2007 Stifel Nicolaus (1) Kit Spring $16.50 Price Target “We have been using a $16.50 12-month fair value for Neptune and have believed that Venus will sweeten its bid for the roughly 14 million shares held by the public. We note that Neptune has been beating estimates the last few quarters and its intellectual patent portfolio appears to be growing more valuable. We continue to believe Venus will have to sweeten its bid, but not substantially, and the final price will likely be between our $16.50 target and the current level. At a price of $18.11 as of the close today, Neptune shares are trading at a 13% premium to the $16 offer. NA 1/16/2007 Natexis Bleichroeder Alan S. Gould Date Comments Rating Firm/Analyst Appendix Research Commentary ___________________________ Discontinued coverage on 1/29/2007. 20

WACC Assumptions WACC Analysis ___________________________ Source: Ibbotson, Barra and Bloomberg. Appendix 21 Cost of Equity Low High Equity Market Risk Premium 5.0% 7.0% Levered Beta 1.26 1.28 Adjusted Equity Market Risk Premium 6.3% 9.0% US Risk Free Rate (30 Year U.S. Treasury) 4.70% 4.70% Equity / Value 100% 100% Debt / Value 0% 0% Cost of Equity / WACC 11.0% 13.7%

Exhibit 99(c)(4)

FEBRUARY 4, 2007 PRESENTATION TO THE BOARD OF DIRECTORS STRICTLY PRIVATE AND CONFIDENTIAL

This presentation was prepared exclusively for the benefit and internal use of the JPMorgan client to whom it is directly addressed and delivered (including such client’s subsidiaries, the “Company”) in order to assist the Company in evaluating, on a preliminary basis, the feasibility of a possible transaction or transactions and does not carry any right of publication or disclosure, in whole or in part, to any other party. This presentation is for discussion purposes only and is incomplete without reference to, and should be viewed solely in conjunction with, the oral briefing provided by JPMorgan. Neither this presentation nor any of its contents may be disclosed or used for any other purpose without the prior written consent of JPMorgan. The information in this presentation is based upon any management forecasts supplied to us and reflects prevailing conditions and our views as of this date, all of which are accordingly subject to change. JPMorgan’s opinions and estimates constitute JPMorgan’s judgment and should be regarded as indicative, preliminary and for illustrative purposes only. In preparing this presentation, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which was provided to us by or on behalf of the Company or which was otherwise reviewed by us. In addition, our analyses are not and do not purport to be appraisals of the assets, stock, or business of the Company or any other entity. JPMorgan makes no representations as to the actual value which may be received in connection with a transaction nor the legal, tax or accounting effects of consummating a transaction. Unless expressly contemplated hereby, the information in this presentation does not take into account the effects of a possible transaction or transactions involving an actual or potential change of control, which may have significant valuation and other effects. Notwithstanding anything herein to the contrary, the Company and each of its employees, representatives or other agents may disclose to any and all persons, without limitation of any kind, the U.S. federal and state income tax treatment and the U.S. federal and state income tax structure of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure insofar as such treatment and/or structure relates to a U.S. federal or state income tax strategy provided to the Company by JPMorgan. JPMorgan’s policies prohibit employees from offering, directly or indirectly, a favorable research rating or specific price target, or offering to change a rating or price target, to a subject company as consideration or inducement for the receipt of business or for compensation. JPMorgan also prohibits its research analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investors. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters included herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone not affiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties. JPMorgan is a marketing name for investment banking businesses of JPMorgan Chase & Co. and its subsidiaries worldwide. Securities, syndicated loan arranging, financial advisory and other investment banking activities are performed by a combination of J.P. Morgan Securities Inc., J.P. Morgan plc, J.P. Morgan Securities Ltd. and the appropriately licensed subsidiaries of JPMorgan Chase & Co. in Asia-Pacific, and lending, derivatives and other commercial banking activities are performed by JPMorgan Chase Bank, N.A. JPMorgan deal team members may be employees of any of the foregoing entities. This presentation does not constitute a commitment by any JPMorgan entity to underwrite, subscribe for or place any securities or to extend or arrange credit or to provide any other services.

Appendix Valuation summary Transaction overview Page 1 4 13

Key transaction metrics

Transaction value ($ millions, except per share value)	
Cash consideration/share	**$21.00**
Fully diluted shares[1]	37.6
Equity value	**$790**
Debt & Minority Interest (09/30/06)	$2
Cash (09/30/06)	($181)
Firm value	**$612**
Size of minority stake	**$337**

Transaction premia

Premium to stock price	Price	% premium (discount)
Current	$18.15	*15.7%*
One day prior to announcement (10/06/06)	$14.57	*44.1%*
VWAP in offer period (10/09/06-01/31/07)	$17.32	*21.3%*
1-month average pre-announcement	$14.58	*44.0%*
3-month average pre-announcement	$13.88	*51.2%*
6-month average pre-announcement	$13.75	*52.8%*
12-month average pre-announcement	$13.54	*55.1%*

Transaction multiples[2]

	Metric	Multiple
New Management		
FY2006E EBITDA	**$5.4**	113.4x
FY2007E EBITDA	**$8.3**	73.4x
FY2008E EBITDA	**$21.4**	28.5x
Old Management (adjusted for patents)		
FY2007E EBITDA	**$7.2**	84.6x
FY2008E EBITDA	**$14.1**	43.1x
Street (adjusted for patents)		
FY2006E EBITDA	**$5.5**	110.5x
FY2007E EBITDA	**$12.0**	50.8x
FY2008E EBITDA	**$19.8**	30.7x
Old Management (unadjusted)		
FY2007E EBITDA	**$8.8**	69.3x
FY2008E EBITDA	**$14.1**	43.2x
Street (unadjusted)		
FY2006E EBITDA	**$10.1**	60.6x
FY2007E EBITDA	**$14.4**	42.4x
FY2008E EBITDA	**$20.2**	30.2x

Note: Market data as of 01/31/07
[1] Diluted number of shares includes estimation of vested RSUs
[2] Firm value for EBITDA multiples excludes minority interests

TRANSACTION OVERVIEW

JPMorgan
nielsen 2

NetRatings’ public market overview Source: Company filings, Wall Street equity research, PowerData, Bloomberg Note: NTRT net debt excludes amounts due to/from related parties or due to JVs 1 Based on 09/30/06 options table and estimation of vested RSUs as of 12/31/06 2 Revenue metrics based on Wall Street estimates; EBITDA is net of minority interest 3 Corresponds to 24.6% increase over pre-announcement price of $14.57 4 Firm value calculations excludes minority interest of $2.1 million as of December 31, 2006 NTRT one-year stock price performance ($ per share) Street valuation ($ millions, except per share data) +34.1%3 10/9: Nielsen announces buy-in for $16 per share Nielsen revised offer = $21.00 Nielsen initial offer = $16.00 3 Unaffected (10/06/06) Initial offer (10/09/06) Current (01/31/07) Revised offer $ 14.57 $16.00 $18.15 $21.00 Diluted shares (mm) 1 37. 1 37.3 37.5 37.6 Equity value 540.9 596.3 679.7 790.4 Debt & minority interest 2.1 2. 1 2.1 2.1 Cash & equivalents (180.9) (180.9) (180.9) (180.9) Firm Value $ 362.1 $417.5 $500.9 $611.6 Metrics: 2006E revenue 2 $80.9 $80.9 $80.9 $80.9 2007E revenue 2 89.1 89.1 89.1 89.1 2006E EBITDA 2 $10.1 $10.1 $10.1 $10.1 2007E EBITDA 2 14.4 14.4 14.4 14.4 Multiples: FV/2006E revenue 4.5x 5.2x 6.2x 7.6x FV/2007E revenue 4.1x 4.7x 5.6x 6.9x FV/2006E EBITDA 4 35.8x 41.3x 49.6x 60.6x FV/2007E EBITDA 4 25.0x 28.9x 34.7x 42.4x $8 $10 $12 $14 $16 $18 $20 $22 01/29/06 04/30/06 07/31/06 10/31/06 01/31/07 Share Price

Appendix Valuation summary Transaction overview Page 1 4 13

Comparison of Management and Street projections ($ millions) Source: Management, Wall Street equity research ¹ Adjusted to exclude revenue from patent litigation program ² Based on Stifel Nicolaus and Natexis Bleichroeder Overview of company projections Adjusted for patent litigation program 5 V A L U A T I O N   S U M M A R Y 2005A 2006E 2007E 2008E 2009E 2010E 2011E CAGR 06E - 10E New Management $67.9 $74.2 $86.5 $106.5 $127.0 $146.6 $166.0 18.6% 14.5% 9.4% 16.5% 23.1% 19.2% 15.5% 13.2% Old Management¹ $68.2 $73.9 $86.5 $101.2 $116.4 $133.9 N/A 16.0% 15.1% 8.4% 17.0% 17.0% 15.0% 15.0% N/A Street 1, 2 $68.2 $76.3 $86.7 $99.4 $110.2 $121.6 N/A 12.4% Revenue 15.1% 11.8% 13.6% 14.7% 10.8% 10.4% N/A New Management $(1.1) $5.4 $8.3 $21.4 $34.1 $45.5 55.9 70.6% (1.6)% 7.2% 9.6% 20.1% 26.8% 31.0% 33.6% (87.4)% N/M 54.4% 157.7% 59.3% 33.6% 22.7% Old Management¹ $(0.3) $2.6 $7.2 $14.1 $21.9 $26.7 N/A 78.3% (0.4)% 3.6% 8.3% 13.9% 18.8% 19.9% N/A growth (96.5)% N/M 171.6% 96.4% 55.3% 21.9% N/A Street 1,2 $(0.3) $5.5 $12.0 $19.8 $25.6 $31.1 N/A 54.2% (0.4)% 7.2% 13.8% 19.9% 23.2% 25.6% N/A EBITDA (96.5)% N/M 117.6% 65.5% 29.5% 21.4% N/A % growth % margin % % margin % growth % margin % growth % growth % growth

Key valuation assumptions Comparable company trading multiples: Equity value calculations derived from EBITDA-based firm values exclude minority interest of $2 million Old management case and Street case adjusted for patent litigation program Revenue multiples range reflects Omniture at the high end and approaches 24/7 and Harris Interactive at low end EBITDA multiples range reflects Omniture at the high end and approaches WebSideStory, ValueClick, D&B and Greenfield at low end Discounted cash flow valuation range assumptions: Valuation as of December 31, 2006 Includes present value of tax shield from NOLs and R&D tax credit carryforwards 10%-13% WACC Perpetuity growth rates of 4%-6% Street case and Old Management cases adjusted to exclude revenue and EBITDA associated with patent litigation settlements (no assumptions made regarding future litigations) New Management case excludes revenue and EBITDA associated with patent litigation settlements and expenses associated with pursuing future claims; includes contribution from joint ventures Sensitivity 1: Sales growth and EBITDA margin reduction by 5% pts from 2008 onwards Sensitivity 2: Assumes 50% decrease in revenue growth and EBITDA margin excess of New Management Plan over the Old Plan Current analysis assumes treatment of stock-based compensation as a non-cash expense; ($1.39)-($2.85) per share impact of treating stock-based compensation as a cash expense Minority buy-in precedents since July 2001 Data presented corresponds to median final premium 6

Excludes value of patent portfolio ($ per share) NetRatings valuation and pricing analysis Trading multiple valuation New Management FV/2007E sales Buy-in precedents since July ’01 Cash deals–premium over firm value (19%) DCF valuation Market valuation 52-week trading range prior to announcement New Management - Sensitivity 2 Initial offer $16.00 Share price one day prior to announcement Source: Management, Wall Street equity research, PowerData as of 01/31/2007 Wall Street price targets New Management FV/2007E EBITDA Old Management FV/2007E sales Old Management FV/2007E EBITDA Street FV/2007E sales Street FV/2007E EBITDA Old Management Street Cash deals–unadjusted (34%) Last closing price $18.15 Trading range since announcement Pre-announcement Post-announcement New Management - Sensitivity 1 New Management All deals–premium over firm value (18%) All deals–unadjusted (29%) Revised offer $21.00 7 V A L U A T I O N   S U M M A R Y $14.57 $11.47 $16.76 $16.00 $16.50 $9.60 $7.67 $9.59 $7.31 $9.61 $8.85 $11.08 $9.50 $10.29 $16.27 $18.72 $16.37 $19.52 $15.37 $18.32 $16.50 $18.00 $19.06 $13.25 $19.06 $12.16 $19.09 $16.75 $22.47 $17.48 $18.06 $14.00 $15.62 $13.33 $11.38 $4.00 $6.00 $8.00 $10.00 $12.00 $14.00 $16.00 $18.00 $20.00 $22.00 $24.00 Metric Multiples ($ millions) Low High $86.5 2.0x 6.2x $8.3 12.0 x 37.2x $86.5 2.0x 6.2x $7.2 12.0x 37.2x $86.7 2.0x 6.2x $12.0 12.0x 37.2x Adjustments to New DCF Stock - based comp . as cash ($1.39) - ($2.85)

Illustrative analysis at various prices

Buy-in sensitivity ($ millions, except per share data)

		NetRatings purchase price per share			
		$16.00	$18.50	$20.00	$21.00
Premium to unaffected price ($14.57)		9.8%	27.0%	37.3%	44.1%
Premium to 6-month average unaffected price ($13.75)		16.4%	34.6%	45.5%	52.8%
Premium to initial offer ($16.00)		0.0%	15.6%	25.0%	31.3%
Premium to average unaffected broker targets ($16.17)		(1.0%)	14.4%	23.7%	29.9%
Premium to average current broker targets ($17.33)		(7.7%)	6.7%	15.4%	21.2%
Premium to VWAP during offer period ($17.32)		(7.6%)	6.8%	15.5%	21.3%
Firm value premium to unaffected price ($14.57)		15.3%	42.1%	58.2%	68.9%
Firm value premium to 6-month average unaffected price ($13.75)		26.5%	55.9%	73.5%	85.3%
Firm value premium to initial offer ($16.00)		0.0%	23.2%	37.2%	46.5%
Firm value premium to average unaffected broker targets ($16.17)		(1.5%)	21.4%	35.1%	44.3%
Firm value premium to average current broker targets ($17.33)		(11.0%)	9.7%	22.1%	30.3%
Firm value premium to VWAP during offer period ($17.32)		(10.9%)	9.8%	22.2%	30.5%
Diluted shares		37.3	37.5	37.6	37.6
Equity value		**$596**	**$693**	**$752**	**$790**
Debt & Minority interest (09/30/06)		2	2	2	2
Cash (09/30/06)		(181)	(181)	(181)	(181)
Firm value		**$417**	**$515**	**$573**	**$612**
Value of minority stake		$251	$294	$320	$337
Net cash gain / (loss)[1]		($79)	($122)	($148)	($165)
New Management	**Metric**				
FV/2006E EBITDA	**$5.4**	77.2x	95.3x	106.1x	113.4x
FV/2007E EBITDA	**$8.3**	50.0x	61.7x	68.7x	73.4x
FV/2008E EBITDA	**$21.4**	19.4x	24.0x	26.7x	28.5x
Old Management (adjusted for patent litigation program)					
FV/2007E EBITDA	**$7.2**	57.5x	71.1x	79.2x	84.6x
FV/2008E EBITDA	**$14.1**	29.3x	36.2x	40.3x	43.1x
Street (adjusted for patent litigation program)					
FV/2007E EBITDA	**$12.0**	34.6x	42.7x	47.6x	50.8x
FV/2008E EBITDA	**$19.8**	20.9x	25.8x	28.7x	30.7x

Source: Wall street research, Management estimates, Powerdata

[1] Assumes transaction costs of $9 million; minority interest ranges from 42.1% to 42.7% of fully-diluted shares outstanding

VALUATION SUMMARY

JPMorgan

nielsen 8

NTRT trading comparables $ millions Note: Market data as of 01/31/07; financials not adjusted for patent royalties ¹ Multiples and metrics as of 10/06/2006 1 9 V A L U A T I O N   S U M M A R Y Stock % of Growth Adj Price 52-week Market Enterprise CY06E CY07E CY06E CY07E EV/EBITDA P/E multiple Earnings per Share [b] Company 1/31/07 high value Value revenue revenue EBITDA EBITDA CY06E CY06E CY07E CY06E Internet advertising services aQuantive $26.80 92.2% $2,503 $2,213 5.2x 4.1x 19.6x 16.0x 0.8x 47.0x 37.7x ValueClick 25.52 95.9 2,649 2,432 4.6 3.8 17.6 14.1 0.8 44.0 33.1 24/7 Real Media 10.11 85.8 546 497 2.5 1.9 25.9 17.1 0.6 28.1 19.1 Omniture 15.18 94.6 840 784 9.9 6.2 nm 37.2 nm nm nm WebSideStory 14.31 81.1 299 300 4.3 3.3 24.0 15.5 0.6 26.5 19.9 Mean 5.3x 3.9x 21.8x 20.0x 0.7x 36.4x 27.5x Median 4.6x 3.8x 21.8x 16.0x 0.7x 36.0x 26.5x Information services Dun & Bradstreet $85.00 98.8 $5,513 $5,774 3.8x 3.6x 12.6x 11.5x 1.1x 21.4x 18.8x Arbitron 46.37 95.1 1,392 1,353 4.1 3.8 14.7 16.3 12.2 27.8 29.5 Harris Interactive 5.21 76.1 312 266 1.2 1.1 12.2 7.3 nm 32.6 22.7 Greenfield Online 14.40 96.3 389 359 3.7 3.3 15.3 13.7 nm 53.3 45.0 Mean 3.2x 3.0x 13.7x 12.2x 6.6x 33.8x 29.0x Median 3.7x 3.4x 13.7x 12.6x 6.6x 30.2x 26.1x NetRatings Current $18.15 98.0% $680 $501 6.2x 5.6x 49.6x 34.7x nm 302.5x 82.5x NetRatings (1-day prior announcement) 14.57 78.7% $536 358 4.4 4.0 46.5 31.2 nm 242.8 80.9 NetRatings (Revised Offer) 21.00 113.4% $790 612 7.6 6.9 60.6 42.4 nm 350.0 95.5 Enterprise value /

NTRT DCF sensitivity analysis Sensitivity 1: New Management case—Revenue growth and EBITDA margin sensitivity Note: Assumes sales growth and EBITDA margin reduction from 2008 onwards; values shown are equity values per share (in $) 1 Sensitivity is calculated based on reduction to sales growth of New Management Plan by % points stated from 2008E onwards 2 Sensitivity is calculated based on reduction to EBITDA margin of New Management Plan by % points stated from 2008E onwards Sales growth reduction sensitivity maintains constant EBITDA margin EBITDA margin reduction sensitivity maintains constant sales growth WACC of 13.0%; perpetuity growth of 4% WACC of 13.0%; perpetuity growth of 6% Sales growth reduction1 EBITDA margin reduction2 Sales growth reduction1 EBITDA margin reduction2 WACC of 10.0%; perpetuity growth of 4% WACC of 10.0%; perpetuity growth of 6% Sales growth reduction1 EBITDA margin reduction2 Sales growth reduction1 EBITDA margin reduction2 Note: Corresponds to a range of 10.2x-9.5x terminal EBITDA multiple Note: Corresponds to a range of 6.8x-6.3x terminal EBITDA multiple Note: Corresponds to a range of 15.6x-14.5x terminal EBITDA multiple Note: Corresponds to a range of 8.9x-8.3x terminal EBITDA multiple 10 V A L U A T I O N   S U M M A R Y 0.0% (2.5%) (5.0%) (7.5%) (10.0%) 0.0% $15.09 $14.34 $13.63 $12.96 $12.33 ( 2.5% ) $14.34 $13.64 $12.98 $12.36 $11.77 ( 5.0% ) $13.58 $12.94 $12.33 $11.75 $11.20 ( 7.5% ) $12.82 $12.23 $11.66 $11.13 $10.61 ( 10.0% ) $12.05 $11.50 $10.99 $10.49 $10.02 0.0% (2.5%) (5.0%) (7.5%) (10.0%) 0.0% $22.47 $21.07 $19.76 $18.53 $17.38 (2.5%) $21.13 $19.84 $18.62 $17.48 $16.41 (5.0%) $19.79 $18.60 $17.48 $16.43 $15.44 (7.5%) $18.45 $17.36 $16.33 $15.37 $14.47 (10.0%) $17.10 $16.11 $15.18 $14.31 $13.48 0.0% (2.5%) (5.0%) (7.5%) (10.0%) 0.0% $13.33 $12.73 $12.16 $11.62 $11.11 ( 2.5% ) $12.72 $12.16 $11.62 $11.12 $10.63 ( 5.0% ) $12.09 $11.57 $11.08 $10.60 $10.15 ( 7.5% ) $11.46 $10.98 $10.52 $10.08 $9.67 ( 10.0% ) $10.81 $10.37 $9.95 $9.55 $9.18

NTRT DCF sensitivity analysis Sensitivity 2: Old Plan vs. New Plan—Revenue growth and EBITDA margin sensitivity Note: Assumes sales growth and EBITDA margin incremental difference between the New and Old Management Plans from 2006-2011; 0% corresponds to the New Management Plan and 100% corresponds to the Old Plan; values shown are equity values per share (in $) WACC of 13.0%; perpetuity growth of 4% WACC of 13.0%; perpetuity growth of 6% Incremental EBITDA margin % difference Incremental Sales growth % difference Incremental Sales growth % difference Incremental EBITDA margin % difference WACC of 10.0%; perpetuity growth of 4% WACC of 10.0%; perpetuity growth of 6% Incremental EBITDA margin % difference Incremental Sales growth % difference Incremental Sales growth % difference Incremental EBITDA margin % difference Note: Corresponds to a range of 10.2x-9.6x terminal EBITDA multiple Note: Corresponds to a range of 6.8x-6.4x terminal EBITDA multiple Note: Corresponds to a range of 15.6x-14.7x terminal EBITDA multiple Note: Corresponds to a range of 8.9x-8.4x terminal EBITDA multiple 11 V A L U A T I O N   S U M M A R Y 0.0% 25.0% 50.0% 75.0% 100.0% 0.0% $13.33 $13.09 $12.85 $12.60 $12.36 25.0% $12.57 $12.35 $12.12 $11.89 $11.67 50.0% $11.79 $11.58 $11.38 $11.17 $10.96 75.0% $11.00 $10.80 $10.61 $10.43 $10.24 100.0% $10.17 $10.01 $9.84 $9.67 $9.50 0.0% 25.0% 50.0% 75.0% 100.0% 0.0% $17.40 $17.02 $16.63 $16.25 $15.86 25.0% $16.22 $15.86 $15.51 $15.15 $14.80 50.0% $15.02 $14.69 $14.37 $14.05 $13.73 75.0% $13.80 $13.51 $13.22 $12.94 $12.65 100.0% $12.57 $12.31 $12.05 $11.80 $11.54 0.0% 25.0% 50.0% 75.0% 100.0% 0.0% $15.09 $14.79 $14.48 $14.18 $13.88 25.0% $14.15 $13.87 $13.59 $13.31 $13.03 50.0% $13.19 $12.94 $12.68 $12.42 $12.17 75.0% $12.22 $11.99 $11.75 $11.52 $11.29 100.0% $11.22 $11.01 $10.80 $10.59 $10.39

Historical transaction premium analysis

July 2001–2007 YTD completed minority buy-in transactions

Premium implied by Nielsen revised offer (firm value) = 69%
Premium implied by Nielsen revised offer (unadjusted) = 44%



18.2%
28.5%
19.2%
34.0%
Firm value premium
Unadjusted premium
Firm value premium
Unadjusted premium
All deals
Cash deals

Source: SDC, JPMorgan research
Note: Percentages shown reflect median final premiums; premiums reflect offer price to target share price one day prior to announcement; excludes withdrawn deals

VALUATION SUMMARY
JPMorgan
nielsen 12

Appendix Valuation summary Transaction overview 13 1 1 2 4 3 13 P R E S E N T A T I O N T O T H E B O A R D O F D I R E C T O R S

Discount rate analysis $ millions 1 If company has net cash position, net debt is assumed to be zero 14 A P P E N D I X Company Barra predicted beta Net debt 1 Equity market cap Total debt/ equity market cap Unlevered beta aQuantive 1.693 $0 $2,503 0.00% 1.693 ValueClick 1.599 $0 $2,649 0.00% 1.599 WebSideStory 1.556 $12 $840 1.40% 1.543 24/7 Real Media 1.509 $20 $299 6.52% 1.450 Dun & Bradstreet 0.599 $401 $5,513 7.27% 0.573 Arbitron 0.753 $50 $1,392 3.59% 0.737 Harris Interactive 0.986 $0 $312 0.00% 0.986 Greenfield Online 1.338 $0 $389 0.01% 1.338 Omniture 1.943 $12 $ 840 1.40% 1.9 26 Mean 1.331 $1,638 2.24% 1.316 Median 1.509 $840 1.40% 1.450

Cost of equity (Ke) After-tax cost of debt (Kd) Cost of capital calculation (current capital structure) Discount rate analysis—NTRT 1 Current 30-year treasury bond yield as of 01/31/2007 2 Barra estimate for NetRatings is 1.04 3 JPMorgan dividend discount model, December 2006 Sensitivity analysis—cost of capital Note: Assumes 0.0%/100.0% debt/equity capital structure Note: Assumes 9.0% pre-tax cost of debt 15 A P P E N D I X Risk factor 1.00 1.25 1.50 1.75 2.00 0.0% 9.0% 10.1% 11.2% 12.3% 13.3% 5.0% 8.8% 9.9% 10.9% 11.9% 13.0% Targeted debt/cap 10.0% 8.7% 9.6% 10.6% 11.6% 12.6% K e = R f + B * R p Risk free rate (R f ) 1 4.7 % Assumed risk factor 2 1. 45 Equity risk premium (R p ) 3 4.3 % Cost of equity 11.0 % K d = pre - tax K d * (1 - tax rate) Pre - tax cost of debt 9 . 0 % Effective tax rate 3 8 .0% After - tax cost of debt 5.6 % Pre - tax cost of debt 7.0% 8.0% 9.0% 10.0% 11.0% 1.00 9.0% 9.0% 9.0% 9.0% 9.0% 1.25 10.1% 10.1% 10.1% 10.1% 10.1% 1.50 11.2% 11.2% 11.2% 11.2% 11.2% 1.75 12.2% 12.2% 12.2% 12.2% 12.2% Risk Factor 2.00 13.3% 13.3% 13.3% 13.3% 13.3% Cost of equity (common and preferred) 11 . 0 % Weighting 100 . 0 % Cost of debt 5.6 % Weighting 0. 0 % Cost of capital 11.0%

NTRT DCF sensitivity analysis New Management case Valuation summary, 2005—2010 revenue CAGR 16.7% ($ millions) Firm value¹ ($ millions) Equity value ($ millions) Equity value per share ($) Terminal value multiple of 2010E EBITDA WACC WACC WACC WACC Terminal growth rate Terminal growth rate Terminal growth rate Terminal growth rate Note: Assumes valuation date of 12/31/06; assumes net cash of $184 million; excludes savings in third-party public company costs; mid-point value of $14.96 per share corresponds to 37.2 million fully diluted shares ¹ Includes present value of tax shield from NOLs and R&D tax credit carryforwards ($27 million at 9.0% WACC) 16 A P P E N D I X Free cash flows 2005 A 2006E 2007E 2008E 2009E 2010E 201 1 E Revenue $67.9 $74.2 $86.5 $106.5 $127.0 $146.6 $166.0 N/A 9.4% 16.5% 23.1% 19.2% 15.5% 13.2% EBITDA ($1.1) $5.4 $8.3 $21.4 $34.1 $45.5 $55.9 (1.6%) 7.2% 9.6% 2 0.1% 26.8% 31.0% 33.6% EBIT ($10.8) ($5.4) ($2.8) $10.6 $23.5 $35.0 $45.1 0.0 0.0 0.0 (3.9) (8.7) (12.9) (16.7) EBIAT ($10.8) ($5.4) ($2.8) $6.7 $14.8 $22.0 $28.4 3.6 4.3 4.4 4.4 4.4 4.4 4.4 dd: amortization / stock - based comp 6.1 6.5 6.8 6.4 6.2 6.1 6.3 0.0 0.0 0.0 0.0 0.0 0.0 0.0 C apex (5.4) (5.5) (5.6) (5.8) (6.0) (6.2) (6.2) Free cash flows ($6.4) ($0.1) $2.7 $11.7 $19.4 $26.4 $33.0 Less: FCF before valuation date 6.4 0.1 Free cash flows for discounting $0.0 $0.0 $2.7 $11.7 $19.4 $26.4 $33.0 2.0% 3.0% 4.0% 5.0% 6.0% 10.00% $552.4 $594.6 $650.8 $729.5 $847.5 10.75% 520.0 554.0 598.0 657.4 741.9 11.50% 492.7 520.6 555.9 602.1 665.1 12.25% 469.5 492.7 521.5 558.3 606.8 13.00% 449.5 469.1 492.9 522.8 561.1 2.0% 3.0% 4.0% 5.0% 6.0% 10.00% $14.87 $15.96 $17.40 $19.43 $22.47 10.75% 14.03 14.91 16.05 17.58 19.75 11.50% 13.33 14.05 14.96 16.15 17.77 12.25% 12.73 13.33 14.07 15.02 16.27 13.00% 12.20 12.71 13.33 14.10 15.09 2.0% 3.0% 4.0% 5.0% 6.0% 10.00% $368.8 $410.9 $467.2 $545.9 $663.9 10.75% 336.3 370.3 414.4 473.8 558.2 11.50% 309.1 337.0 372.3 418.5 481.5 12.25% 285.9 309.1 337.9 374.7 423.2 13.00% 265.9 285.4 309.3 339.1 377.5 Less: Less: increase in NWI A Add: depreciation Less: cash taxes margin % growth %

NTRT DCF sensitivity analysis Sensitivity 1: New Management case—Sales growth and EBITDA margin reduction by 5% pts from 2008 onwards Valuation summary, 2005—2010 revenue CAGR 13.7% ($ millions) Firm value¹ ($ millions) Equity value ($ millions) Equity value per share ($) Terminal value multiple of 2010E EBITDA WACC WACC WACC WACC Terminal growth rate Terminal growth rate Terminal growth rate Terminal growth rate Note: Assumes valuation date of 12/31/06; assumes net cash of $184 million; excludes savings in third-party public company costs; mid-point value of $12.23 per share corresponds to 36.8 million fully diluted shares; Assumes sales growth and EBITDA margin reduction to the New Management Plan by % points started from 2008 onwards ¹ Includes present value of tax shield from NOLs and R&D tax credit carryforwards ($25 million at 9.0% WACC) 17 A P P E N D I X Free cash flows 2005 A 2006E 2007E 2008E 2009E 2010E 201 1 E Revenue $67.9 $74.2 $86.5 $102.2 $116.7 $129.0 $139.5 N/A 9.4% 16.5% 18.1% 14.2% 10.5% 8.2% EBITDA ($1.1) $5.4 $8.3 $15.4 $25.5 $33.6 $40.0 (1.6%) 7.2% 9.6% 15 .1% 21.8% 26.0% 28.6% EBIT ($10.8) ($5.4) ($2.8) $4.7 $14.9 $23.1 $29.3 0.0 0.0 0.0 (1.7) (5.5) (8.5) (10.8) EBIAT ($10.8) ($5.4) ($2.8) $2.9 $9.4 $14.5 $18.4 3.6 4.3 4.4 4.4 4.4 4.4 4.4 amortization / stock - based comp 6.1 6.5 6.8 6.4 6.2 6.1 6.3 0.0 0.0 0.0 0.0 0.0 0.0 0.0 C apex (5.4) (5.5) (5.6) (5.8) (6.0) (6.2) (6.2) Free cash flows ($6.4) ($0.1) $2.7 $7.9 $14.0 $18.9 $23.0 FCF before valuation date 6.4 0.1 Free cash flows for discounting $0.0 ($0.0) $2.7 $7.9 $14.0 $18.9 $23.0 2.0% 3.0% 4.0% 5.0% 6.0% 10.00% $448.3 $477.6 $516.8 $571.6 $653.8 10.75% 425.7 449.3 480.0 521.4 580.2 11.50% 406.7 426.1 450.7 482.8 526.7 12.25% 390.5 406.7 426.7 452.3 486.1 13.00% 376.6 390.2 406.8 427.6 454.3 2.0% 3.0% 4.0% 5.0% 6.0% 10.00% $12.17 $12.94 $13.95 $15.36 $17.48 10.75% 11.58 12.20 13.00 14.07 15.58 11.50% 11.07 11.59 12.23 13.07 14.20 12.25% 10.64 11.07 11.60 12.28 13.16 13.00% 10.26 10.63 11.08 11.63 12.33 2.0% 3.0% 4.0% 5.0% 6.0% 10.00% $264.6 $294.0 $333.1 $388.0 $470.2 10.75% 242.0 265.7 296.4 337.8 396.5 11.50% 223.0 242.5 267.0 299.2 343.1 12.25% 206.9 223.0 243.1 268.7 302.5 13.00% 192.9 206.5 223.2 243.9 270.7 Less: Less: Less: increase in NWI Add: Add: depreciation Less: cash taxes margin % growth % 10.00% 7.3x  8.4x  10.0x  12.1x  15.2x

10.75% 6.7x  7.6x  8.8x  10.5x  12.8x

11.50% 6.2x  7.0x  8.0x  9.3x  11.1x

12.25% 5.7x  6.4x  7.2x  8.3x  9.7x

13.00% 5.3x  5.9x  6.6x  7.5x  8.7x

NTRT DCF sensitivity analysis Sensitivity 2: 50% Sales growth and 50% EBITDA margin difference between Plans Valuation summary, 2005—2010 revenue CAGR 15.6% ($ millions) Firm value¹ ($ millions) Equity value ($ millions) Equity value per share ($) Terminal value multiple of 2010E EBITDA WACC WACC WACC WACC Terminal growth rate Terminal growth rate Terminal growth rate Terminal growth rate Note: Assumes valuation date of 12/31/06; assumes net cash of $184 million; excludes savings in third-party public company costs; mid-point value of $12.58 per share corresponds to 36.9 million fully diluted shares; Assumes sales growth and EBITDA margin incremental difference between the New and Old Management Plans from 2006-2011 ¹ Includes present value of tax shield from NOLs and R&D tax credit carryforwards ($22 million at 9.0% WACC) 18 A P P E N D I X Free cash flows 2005 A 2006E 2007E 2008E 2009E 2010E 201 1 E Revenue $68.0 $74.1 $86.5 $103.9 $121.6 $140.2 $154.2 N/A 8.9% 16.7% 20.1% 17.1% 15.3% 10.0% EBITDA ($0.7) $4.0 $7.7 $17.7 $27.8 $35.7 $41.3 (1.0%) 5.4% 8.9% 1 7.0% 22.8% 25.5% 26.8% EBIT ($10.4) ($6.8) ($3.6) $6.6 $16.7 $24.5 $29.9 0.0 0.0 0.0 (2.4) (6.2) (9.1) (11.1) EBIAT ($10.4) ($6.8) ($3.6) $4.1 $10.5 $15.5 $18.8 3.6 4.2 4.6 4.8 5.1 5.3 5.5 : amortization / stock - based comp 6.1 6.6 6.7 6.3 6.0 5.9 6.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 C apex (5.4) (5.5) (5.6) (5.8) (6.0) (6.1) (6.3) Free cash flows ($6.0) ($1.5) $2.1 $9.4 $15.6 $20.6 $24.0 s: FCF before valuation date 6.0 1.5 Free cash flows for discounting $0.0 $0.0 $2.1 $9.4 $15.6 $20.6 $24.0 2.0% 3.0% 4.0% 5.0% 6.0% 10.00% $461.6 $492.3 $533.1 $590.4 $676.2 10.75% 437.9 462.7 494.7 537.9 599.3 11.50% 418.1 438.3 464.0 497.6 543.4 12.25% 401.1 418.0 439.0 465.7 501.0 13.00% 386.5 400.8 418.1 439.8 467.7 2.0% 3.0% 4.0% 5.0% 6.0% 10.00% $12.52 $13.31 $14.37 $15.85 $18.06 10.75% 11.90 12.55 13.38 14.49 16.08 11.50% 11.37 11.91 12.58 13.45 14.64 12.25% 10.92 11.37 11.93 12.63 13.54 13.00% 10.53 10.91 11.38 11.95 12.68 2.0% 3.0% 4.0% 5.0% 6.0% 10.00% $278.0 $308.6 $349.5 $406.7 $492.6 10.75% 254.3 279.0 311.1 354.3 415.7 11.50% 234.4 254.7 280.4 314.0 359.8 12.25% 217.5 234.4 255.3 282.1 317.4 13.00% 202.9 217.1 234.5 256.2 284.1 Les Less: Less: increase in NWI Add Add: depreciation Less: cash taxes margin % growth % 10.00% 7.4x  8.5x  10.1x  12.2x  15.4x

10.75% 6.8x  7.7x  8.9x  10.6x  12.9x

11.50% 6.2x  7.0x  8.0x  9.4x  11.2x

12.25% 5.8x  6.5x  7.3x  8.4x  9.8x

13.00% 5.4x  6.0x  6.7x  7.6x  8.8x

NTRT DCF sensitivity analysis New Management case—Stock-based compensation treated as a cash expense Valuation summary, 2005—2010 revenue CAGR 16.7% ($ millions) Firm value¹ ($ millions) Equity value ($ millions) Equity value per share ($) Terminal value multiple of 2010E EBITDA WACC WACC WACC WACC Terminal growth rate Terminal growth rate Terminal growth rate Terminal growth rate Note: Assumes valuation date of 12/31/06; assumes net cash of $184 million; excludes savings in third-party public company costs; mid-point value of $13.31 per share corresponds to 37.0 million fully diluted shares ¹ Includes present value of tax shield from NOLs and R&D tax credit carryforwards ($27 million at 9.0% WACC) 19 A P P E N D I X Free cash flows 2005 A 2006E 2007E 2008E 2009E 2010E 201 1 E Revenue $67.9 $74.2 $86.5 $106.5 $127.0 $146.6 $166.0 N/A 9.4% 16.5% 23.1% 19.2% 15.5% 13.2% EBITDA ($4.4) $1.2 $3.9 $16.8 $29.2 $40.5 $50.5 (6.5%) 1.6% 4.5% 1 5.8% 23.0% 27.6% 30.4% EBIT ($10.8) ($5.4) ($2.8) $10.6 $23.5 $35.0 $45.1 0.0 0.0 0.0 (3.9) (8.7) (12.9) (16.7) EBIAT ($10.8) ($5.4) ($2.8) $6.7 $14.8 $22.0 $28.4 3.6 4.3 4.4 4.4 4.4 4.4 4.4 dd: amortization / stock - based comp 2.8 2.4 2.4 1.8 1.4 1.1 1.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 C apex (5.4) (5.5) (5.6) (5.8) (6.0) (6.2) (6.2) Free cash flows ($9.8) ($4.3) ($1.7) $7.1 $14.5 $21.3 $27.6 Less: FCF before valuation date 9.8 4.3 Free cash flows for discounting $0.0 $0.0 ($1.7) $7.1 $14.5 $21.3 $27.6 2.0% 3.0% 4.0% 5.0% 6.0% 10.00% $489.2 $524.5 $571.7 $637.7 $736.7 10.75% 462.1 490.6 527.5 577.3 648.1 11.50% 439.3 462.6 492.3 531.0 583.8 12.25% 419.9 439.3 463.5 494.3 535.0 13.00% 403.2 419.6 439.6 464.6 496.8 2.0% 3.0% 4.0% 5.0% 6.0% 10.00% $13.24 $14.15 $15.37 $17.07 $19.62 10.75% 12.53 13.27 14.23 15.51 17.34 11.50% 11.93 12.55 13.31 14.32 15.68 12.25% 11.42 11.94 12.57 13.37 14.42 13.00% 10.98 11.41 11.94 12.60 13.43 2.0% 3.0% 4.0% 5.0% 6.0% 10.00% $305.6 $340.9 $388.0 $454.0 $553.0 10.75% 278.4 306.9 343.9 393.7 464.5 11.50% 255.6 279.0 308.6 347.4 400.2 12.25% 236.2 255.7 279.9 310.7 351.4 13.00% 219.5 235.9 255.9 281.0 313.1 Less: Less: increase in NWI A Add: depreciation Less: cash taxes margin % growth %  10.00% 7.0x  8.0x  9.5x  11.5x  14.5x

10.75% 6.4x  7.3x  8.4x  10.0x  12.2x

11.50% 5.9x  6.6x  7.6x  8.8x  10.5x

12.25% 5.4x  6.1x  6.9x  7.9x  9.3x

13.00% 5.1x  5.6x  6.3x  7.2x  8.3x

Equity value per share ($) NTRT DCF sensitivity analysis Old Management case—Excludes patent litigation program Valuation summary, 2005—2011 revenue CAGR 14.4% ($ millions) Firm value¹ ($ millions) Equity value ($ millions) Terminal value multiple of 2010E EBITDA WACC WACC WACC WACC Terminal growth rate Terminal growth rate Terminal growth rate Terminal growth rate Note: Assumes valuation date of 12/31/06; assumes net cash of $184 million; excludes savings in third-party public company costs; mid-point value of $10.92 per share corresponds to 36.7 million fully diluted shares ¹ Includes present value of tax shield from NOLs and R&D tax credit carryforwards ($24 million at 9.0% WACC) 20 A P P E N D I X 4.00% 4.50% 5.00% 5.50% 6.00% 10.00% $11.54 $12.00 $12.54 $13.19 $14.00 10.75% 10.87 11.22 11.63 12.11 12.69 11.50% 10.32 10.60 10.92 11.29 11.72 12.25% 9.88 10.10 10.35 10.64 10.98 13.00% 9.50 9.69 9.89 10.12 10.39 Free cash flows 2005 A 2006E 2007E 2008E 2009E 2010E 201 1 E Revenue $68.2 $73.9 $86.5 $101.2 $116.4 $133.9 $143.0 N/A 8.4% 17.0% 17.0% 15.0% 15.0% 6.8% EBITDA ($0.3) $2.6 $7.2 $14.1 $21.9 $26.7 $28.5 (0.4%) 3.6% 8.3% 13 .9% 18.8% 19.9% 19.9% EBIT ($10.0) ($8.2) ($4.3) $2.8 $10.6 $15.3 $17.0 0.0 0.0 0.0 (1.0) (3.9) (5.7) (6.3) EBIAT ($10.0) ($8.2) ($4.3) $1.7 $6.7 $9.7 $10.7 3.6 4.2 4.7 5.1 5.4 5.7 5.9 ortization / stock - based comp 6.1 6.6 6.7 6.2 5.9 5.7 5.6 0.0 0.0 0.0 0.0 0.0 0.0 0.0 C apex (5.4) (5.5) (5.6) (5.8) (6.0) (6.0) (6.4) Free cash flows ($5.7) ($2.9) $1.6 $7.3 $12.0 $15.0 $15.8 CF before valuation date 5.7 2.9 Free cash flows for discounting $0.0 $0.0 $1.6 $7.3 $12.0 $15.0 $15.8 4.00% 4.50% 5.00% 5.50% 6.00% 10.00% $424.5 $441.7 $462.2 $487.4 $518.9 10.75% 399.1 412.2 427.6 445.9 468.1 11.50% 378.8 389.1 401.0 414.8 431.2 12.25% 362.2 370.5 379.9 390.6 403.1 13.00% 348.4 355.2 362.7 371.3 381.1 4.00% 4.50% 5.00% 5.50% 6.00% 10.00% $240.9 $258.0 $278.6 $303.8 $335.2 10.75% 215.5 228.6 244.0 262.3 284.4 11.50% 195.2 205.5 217.3 231.2 247.5 12.25% 178.6 186.8 196.2 207.0 219.5 13.00% 164.8 171.5 179.1 187.7 197.5 Less: F Less: Less: increase in NWI Add: am Add: depreciation Less: cash taxes margin % growth % 10.00% 9.6x  10.5x  11.6x  13.0x  14.7x

10.75% 8.5x  9.3x  10.1x  11.1x  12.4x

11.50% 7.7x  8.3x  9.0x  9.7x  10.7x

12.25% 7.0x  7.5x  8.0x  8.7x  9.4x

13.00% 6.4x  6.8x  7.3x  7.8x  8.4x

NTRT DCF sensitivity analysis Street case—Excludes patent litigation program Valuation summary, 2005—2010 revenue CAGR 12.3% ($ millions) Terminal growth rate Terminal growth rate Terminal growth rate Terminal growth rate Note: Assumes valuation date of 12/31/06; assumes net cash of $184 million; excludes savings in third-party public company costs; mid-point value of $11.97 per share corresponds to 36.8 million fully diluted shares ¹ Includes present value of tax shield from NOLs and R&D tax credit carryforwards ($25 million at 9.0% WACC) WACC WACC WACC WACC Firm value¹ ($ millions) Equity value ($ millions) Equity value per share ($) Terminal value multiple of 2010E EBITDA 21 A P P E N D I X Free cash flows 2005 A 2006E 2007E 2008E 2009E 2010E Revenue $68.2 $76.3 $86.7 $99.4 $110.2 $121.6 N/A 11.8% 13.6% 14.7% 10.8% 10.4% EBITDA ($0.3) $5.5 $12.0 $19.8 $25.6 $31.1 (0.4%) 7.2% 13.8% 19.9% 23.2% 25.6% EBIT ($ 10.0) ($5.3) $0.5 $8.4 $14.3 $19.7 0.0 0.0 (0.2) (3.1) (5.3) (7.3) EBIAT ($10.0) ($5.3) $0.3 $5.3 $9.0 $12.4 3.6 4.2 4.8 5.1 5.4 5.7 / stock - based comp 6.1 6.6 6.7 6.2 5.9 5.7 0.0 0.0 0.0 0.0 0.0 0.0 (5.4) (5.5) (5.6) (5.8) (6.0) (6.2) Free cash flows ($5.7) ($0.0) $6.2 $10.9 $14.3 $17.6 5.7 0.0 Free cash flows for discounting $0.0 $0.0 $6.2 $10.9 $14.3 $17.6 4.00% 4.50% 5.00% 5.50% 6.00% 10.00% $466.0 $487.0 $512.2 $543.1 $581.6 10.75% 436.5 452.7 471.7 494.3 521.6 11.50% 413.0 425.8 440.5 457.7 478.0 12.25% 393.7 404.1 415.8 429.3 444.9 13.00% 377.7 386.2 395.7 406.5 418.9 4.00% 4.50% 5.00% 5.50% 6.00% 10.00% $12.64 $13.18 $13.83 $14.63 $15.62 10.75% 11.86 12.29 12.78 13.37 14.07 11.50% 11.24 11.58 11.97 12.42 12.95 12.25% 10.72 11.00 11.31 11.67 12.08 13.00% 10.29 10.52 10.78 11.07 11.40 4.00% 4.50% 5.00% 5.50% 6.00% 10.00% $282.4 $303.4 $328.6 $359.4 $398.0 10.75% 252.9 269.1 288.0 310.6 338.0 11.50% 229.4 242.1 256.9 274.1 294.4 12.25% 210.1 220.4 232.2 245.6 261.3 13.00% 194.1 202.6 212.1 222.9 235.2 Less: FCF before valuation date Less: capex Less: increase in NWI Add: amortization Add: depreciation Less: cash taxes margin % growth % 10.00% 9.8x  10.8x  11.9x  13.3x  15.0x

10.75% 8.7x  9.5x  10.3x  11.4x  12.6x

11.50% 7.9x  8.5x  9.2x  10.0x  10.9x

12.25% 7.1x  7.6x  8.2x  8.9x  9.6x

13.00% 6.5x  7.0x  7.4x  8.0x  8.6x